Exhibit 99.1

Table of Contents

ANNUAL INFORMATION FORM	1

FORWARD LOOKING STATEMENTS	1

CORPORATE STRUCTURE	3

COMPANY OVERVIEW	5

Canadian Cannabis Operations	5

International Operations	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

DESCRIPTION OF THE BUSINESS	15

Strategy and Outlook	15

Products	16

Brand Dominance	18

Distribution	20

Revenue in Reportable Segments and Gross Sales	21

Production	22

Licences and Certifications	23

Specialized Skill and Knowledge	26

Competitive Conditions	26

New Products and Accessories	27

Components	29

Cycles	29

Economic Dependence	29

Employees	29

International Operations	30

Social and Environmental Initiatives	33

REGULATORY OVERVIEW	34

RISK FACTORS	39

DIVIDENDS	62

CAPITAL STRUCTURE	62

MARKET FOR SECURITIES	63

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	65

DIRECTORS AND OFFICERS	65

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73

TRANSFER AGENT AND REGISTRAR	74

MATERIAL CONTRACTS	74

AUDIT COMMITTEE INFORMATION	74

INTERESTS OF EXPERTS	75

ADDITIONAL INFORMATION	75

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Annual Information Form

In this annual information form (this “Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Aphria”, “we”, “us” and “our” refer to Aphria Inc. and its wholly-owned subsidiaries, and the term “cannabis” has the meaning given to such term in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations (Canada) made under the Cannabis Act (the “Cannabis Regulations”). Unless otherwise stated, all financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information contained herein is dated as of May 31, 2020, unless otherwise stated.

This Annual Information Form includes trademarks, such as “Aphria”, “Solei”, “RIFF”, “Good Supply”, “P’tite Pof” and “Broken Coast”, each of which are protected under applicable intellectual property laws and are our property. Our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbol, but references to our trademarks and trade names in this Annual Information Form in the absence of such symbols are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks and trade names used in this Annual Information Form are the property of their respective owners.

⬛ Forward Looking Statements

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (together, “forward-looking statements”) and are expressly qualified by this cautionary statement. Any statements that are contained in this Annual Information Form that are not statements of historical fact may be deemed to be forward-looking statements, including statements with regards to expected financial performance, strategy and business conditions. Words such as “forecast”, “future”, “expect”, “likely” “may”, “will”, “should”, “would”, “could”, “expect”, “intend”, “anticipate”, “potential”, “proposed”, “contemplate”, “believe”, “estimate”, “plan”, “project”, and the negative of these terms or similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements included in this Annual Information Form. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•	the intention to grow the business, operations and potential activities of the Company;

•	the intention to maximize the utilization of the Company’s existing assets and investments;

•	the expected production capacity of the Company;

•	the expected demand for the Company’s products;

•	the expected category growth of the Company’s products;

•	the expected number of licensed cannabis stores in Ontario;

•	the success of the entities that the Company acquires and the Company’s collaborations;

•	the market for the Company’s current and proposed products, as well as the Company’s ability to capture market share;

•	the anticipated timing for the release of expected product offerings;

•	the anticipated timing for the completion of the Company’s German cultivation facility;

•	the development of affiliated brands, product diversification and future corporate development;

•	expectations with respect to the Company’s product development, product offering and the expected sales mix thereof;

•	the ability of the Company to source components;

•	the Company’s satisfaction of international demand for its products;

•	the Company’s plans with respect to importation;

•	the Company’s expectations with respect to harvest;

•	the competitive conditions of the industry and the Company’s market expertise;

•	whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;

•	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets;

•

the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical and adult-use cannabis (and the consumer products derived therefrom) internationally;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross sales and margins of the Company’s operations and the potential for significant growth or losses;

•	the potential for the Company to record future impairment losses;

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•	the performance of the Company’s business and operations;

•	the Company’s ability to capitalize on the U.S. market;

•	future steps to be taken in response to COVID-19; and

•	the ability of the Company to continue to attract, develop, motivate and retain highly qualified and skilled employees.

Readers are cautioned that the above list of cautionary statements is not exhaustive. All forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to the factors discussed under the heading “Risk Factors” in this Annual Information Form and under the heading “Industry Trends and Risks” in Aphria’s most recent management’s discussion and analysis. Although the Company attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Certain forward-looking statements contained herein concerning the cannabis industry and the general expectations of the Company’s business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data are inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

These forward-looking statements are as of the date of this Annual Information Form and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

⬛ Corporate Structure

Aphria Inc. was formed under the Business Corporations Act (Ontario) (“OBCA”) by articles of amalgamation dated July 23, 2018, between “Aphria Inc.” (formerly Black Sparrow Capital Corp.) (“Black Sparrow”) and its wholly-owned subsidiary “Pure Natures Wellness Inc.” (“Pure Natures”). Pure Natures was formed upon the amalgamation of Black Sparrow’s wholly-owned subsidiary “2427745 Ontario Inc.” and Pure Natures Wellness Inc. (“Legacy Pure Natures”) on December 1, 2014, which resulted in Black Sparrow owning all of the shares of Pure Natures and the holders of the shares of Legacy Pure Natures becoming shareholders of Black Sparrow. Black Sparrow was then continued under the OBCA and renamed Aphria Inc. contemporaneously.

The common shares (the “Common Shares”) of Aphria are listed on the Toronto Stock Exchange (“TSX”) and The Nasdaq Global Select Market (“Nasdaq”) under the symbol “APHA”. The Common Shares began

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trading on the TSX and Nasdaq on March 22, 2017 and June 8, 2020, respectively. Prior to being listed on the TSX and Nasdaq, the Common Shares were listed on the TSX Venture Exchange (“TSXV”) and the New York Stock Exchange (“NYSE”), respectively.

The Company’s head office is located at 98 Talbot Street West, Leamington, Ontario N8H 1M8, and its registered office is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario M5C 2V9. Aphria’s telephone number is 1-844-427-4742 and its corporate website is www.aphria.ca.

Inter-Corporate Relationships

The Company is an international organization with a focus on building a global cannabis brand, with operations in Canada, Germany, Italy, Malta, Colombia, and Argentina.

The Company’s material subsidiaries are as follows:

Subsidiaries	Jurisdiction of Incorporation	Ownership Interest
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
Nuuvera Holdings Limited	Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
FL Group S.r.L.	Italy	100%
ABP, S.A.	Argentina	100%
Aphria Germany GmbH(1)	Germany	100%
Aphria RX GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research & Development GmbH	Germany	100%
Aphria Wellbeing GmbH	Germany	100%
Nuuvera Malta Ltd.	Malta	100%
ASG Pharma Ltd.	Malta	100%
Colcanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Limited	Ontario, Canada	51%

Notes:

(1)	Previously named Nuuvera Deutschland GmbH

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⬛ Company Overview

Aphria is a leading global cannabis company driven by a commitment to its people, the planet, product quality and innovation. Aphria maintains operations in Canada, Germany, Italy, Malta, Colombia, and Argentina.

Headquartered in Leamington, Ontario, the Company is licensed to cultivate, process and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act. The Company is also in the process of investing in and building out its cultivation, processing and distribution capabilities internationally.

Canadian Cannabis Operations

The Company’s domestic Canadian cannabis operations are comprised of its Aphria One greenhouse facility held through Aphria Inc., and facilities held through its wholly-owned British Columbia-based subsidiary, Broken Coast Cannabis Ltd. (“Broken Coast”), and its 51% majority-owned Leamington-based subsidiary, 1974568 Ontario Limited (“Aphria Diamond”).(1),(2)

Aphria One is the Company’s original greenhouse facility, which is located in Leamington, Ontario. Aphria One is licensed to cultivate, process and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products under the provisions of the Cannabis Act. Its current licence expires on March 20, 2023. Aphria One maintains a European Union Good Manufacturing Practices (“EU-GMP”) certification as an active substance manufacturer (Part II - Medical Products) issued by the Malta Medicines Authority for the supply of bulk cannabis product for medicinal use to worldwide EU-GMP-certified facilities, where permissible.

Broken Coast, a wholly-owned subsidiary of the Company acquired in February 2018, is licensed to cultivate, process, and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products under the provisions of the Cannabis Act. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is one of the leading premium cannabis brands in Canada. Broken Coast’s current licence expires March 13, 2023.

Aphria Diamond is a 51% majority-owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“Double Diamond”) and is licensed to cultivate cannabis under the provisions of the Cannabis Act. Aphria Diamond’s current licence expires November 1, 2020. See “Risk Factors” for additional details.

Notes:

(1)   References to Canadian cannabis operations include (i) Canadian subsidiaries which hold investments and have no other operations; and (ii) companies which also actively cultivate, process and/or sell cannabis under the Cannabis Act (Aphria One, Aphria Diamond and Broken Coast).

(2)   References to “Licences” include the licences noted in this section issued to Aphria One, Aphria Diamond and Broken Coast under the Cannabis Act.

See “Description of the Business” for additional details.

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International Operations

Outside of Canada, we have identified certain geographies that present opportunities to bring our expertise developed in the Canadian medical and adult-use markets and generate profitable growth.

We currently have international operations in Germany, Italy, Malta, Colombia and Argentina as well as a strategic relationship in Denmark. In establishing our international footprint, we sought to create operational hubs in those continents where we identified the biggest opportunities for growth and designed our operations to ensure consistent, high quality supply of cannabis products as well as a distribution network.

In Europe, we established our primary hub in Germany. With our acquisition of CC Pharma GmbH (“CC Pharma”), we have access to an established distribution network throughout Europe. Currently the majority of distribution activities for CC Pharma within Europe relate to the distribution of non-cannabis medical products with plans to incorporate medical cannabis products into the product assortment. We are also in the process of constructing cultivation and production operations in Germany. Our wholly-owned subsidiary, Aphria Rx GmbH (“Aphria Rx”), participated in the tender process conducted by the German Federal Institute for Drugs and Medical Devices (“BfArM”) to award licences for in-country cultivation and was one of three companies selected by BfArM to receive a licence for the cultivation of medical cannabis in Germany. Aphria Rx was granted a total of five lots, the most available lots within the tender process, and we are the only German tender winner with the permission to grow all three strains of medical cannabis approved by the BfArM. We expect that our German cultivation facility will be completed in November 2020.

In September 2018, we acquired licences in Latin America and the Caribbean. We identified Colombia as our hub for South America for business operations and the provision of cannabis and cannabis derivative products for the region.

See “Description of the Business – Foreign Operations” for additional details.

⬛ General Development of the Business

Three Year History

The following discussion relates to the events and conditions that influenced our general development during the three-year period ended May 31, 2020. We strategically evolved our business in an effort to meet our vision of being the best performing cannabis company globally, providing investors with access to the most accretive cannabis opportunities around the world.

Strategic Partnerships and Acquisitions

During the last three fiscal periods, we continued to evaluate and capitalize on growth opportunities, with a focus on establishing partnerships that enhance the Company’s cultivation, manufacturing and distribution capacity, both in Canada and globally:

•

On January 8, 2018, the Company entered into a strategic relationship to form Aphria Diamond with Double Diamond, a Leamington, Ontario greenhouse grower, to establish the Company’s second Leamington, Ontario cannabis greenhouse facility. Double Diamond, holding a 49% interest, supplied the land, new-state-of-the-art Dutch style greenhouses, existing infrastructure

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and employees to the venture. The Company, holding a controlling 51% interest, supplied its standard operating procedures and quality oversight.

•

On February 13, 2018, Aphria acquired 99.86% of the issued and outstanding Class A common shares of Broken Coast, as well as all of the issued and outstanding shares of Cannan Growers Inc. This acquisition allowed Aphria to, among other things, integrate award-winning production of small-batch, premium-quality “B.C. bud” into its product offering. The total transaction value was approximately $217,000,000, paid in 14,373,675 Common Shares at a deemed price of $15.09 per Common Share.

•

On March 23, 2018, the Company completed the acquisition of 100% of the issued and outstanding shares (on a fully-diluted basis) of Nuuvera Inc. (“Nuuvera”) pursuant to a plan of arrangement under the OBCA. The combined company established a leading international footprint among Canadian licensed producers, and the acquisition expanded Aphria’s processing and distribution capabilities globally. Under the terms of the plan of arrangement, each Nuuvera shareholder received $0.62 in cash, plus 0.3546 of a Common Share, for each common share held in the capital of Nuuvera, and convertible securityholders of Nuuvera received economically-equivalent securities of Aphria. Nuuvera’s common shares were subsequently delisted from the TSXV as of the close of trading on March 26, 2018.

•

On May 28, 2018, the Company entered into a new venture known as CannInvest Africa Ltd. (“CannInvest”) with the Verve Group of Companies. Through a combination of a share-for-share swap and cash payment of $4,050,000, the Company acquired a 50% ownership in CannInvest which in turn acquired the Verve Group of Companies’ existing 60% ownership interest in Verve Dynamics Incorporated (Pty) Ltd., a licensed producer of medical cannabis extracts in Lesotho.

•

On September 4, 2018, the Company announced that it entered into a strategic partnership with Schroll Medical, a subsidiary of prominent European flower producer, Schroll Flowers, located in Denmark. This partnership was developed to pursue the cultivation and worldwide distribution of organic, EU-GMP-certified medical cannabis. In exchange for a 15% interest in the partnership, Aphria provided €100,000 to the partnership, its leadership in cannabis greenhouse cultivation and experience in processing and worldwide distribution. Aphria will also handle the European distribution of cannabis produced by the Partnership, which is anticipated to be made available to markets in Germany, Italy, Luxembourg, Switzerland and other EU developing medical cannabis markets. As part of the deal, Aphria maintains an option to increase its ownership interest to 50% and an option to realize full liquidity, each under certain conditions.

•

On September 27, 2018, the Company closed its acquisition of 100% of the issued and outstanding common shares of LATAM Holdings Inc. (“LATAM”), formerly a direct wholly-owned subsidiary of Scythian Biosciences Ltd. (“Scythian”), through a share purchase agreement with Scythian. As a result, the Company acquired the following entities through LATAM: (i) a 90% ownership interest in Colcanna S.A.S. (“Colcanna”), the first company in the Coffee Zone of Colombia with cultivation and manufacturing licences for the production of medicinal extracts of cannabis, a research licence and a licence for the production and extraction of cannabis, including cannabis oil, for domestic use and for export; (ii) 100% of ABP, S.A. (“ABP”), an Argentinian pharmaceutical import and distribution company that holds a series of licences, including for the import of cannabidiol oil for the purposes of research and development; and (iii) 100% of Marigold Acquisitions Inc., a British Columbia incorporated entity, which owns 100% of Hampstead International (Barbados) Inc., a Barbados incorporated entity, which owns 49% of

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Marigold Projects Jamaica Limited, which holds a licence to cultivate and conditional licences to process, sell and provide therapeutic or spa services using cannabis products. The aggregate transaction consideration was US$193,000,000 (the “Purchase Price”), plus the Company assuming US$1,000,000 in existing debt. The Purchase Price was funded by the issuance of 15,678,310 Common Shares at a deemed price of $12.31 per Common Share, being the volume weighted average price of the Common Shares as traded on the facilities of the TSX for the 20 trading days immediately prior to the date of the share purchase agreement.

•

On November 5, 2018, the Company announced that it entered into an agreement with Rapid Dose Therapeutics Inc. (“RDT”) to license, manufacture, distribute and sell RDT’s QuickStrip™ innovative, proprietary delivery technology for both medical and adult-use cannabis markets in Canada. On December 18, 2018, the Company and RDT announced an expansion to the territory over which the Company was granted exclusive preferred rights to Germany. The Company expects to launch RDT’s Quickstrips™ in fiscal year 2021 pursuant to a co-manufacturing arrangement for the strips entered by the Company and RDT. As part of the co-manufacturing arrangement, the Company no longer holds exclusive preferred rights in any market.

•

On January 9, 2019, the Company announced the closing of its acquisition of CC Pharma, a German company with an established distribution network throughout Europe. The Company acquired all of the issued and outstanding securities of CC Pharma for aggregate transaction consideration of €18,920,000 in cash with an earn-out multiple on future EBITDA of up to another €23,500,000, if certain performance milestones were met. During the quarter-ended August 31, 2019, CC Pharma earned the full earn-out and received its payment in full. Manfred Ziegler, currently an executive officer of Aphria, held an indirect 94% interest in CC Pharma prior to the closing of the acquisition.

•

On February 26, 2019, the Company announced that it entered into a worldwide licence agreement with Manna Molecular Science, LLC (“Manna”), producers of state-of-the-art cannabis transdermal patches. Under the licence agreement, Manna agreed to grant Aphria exclusive preferred vendor status for a period of five years and an exclusive licence to produce, market, distribute, promote and sell Manna patches containing cannabis oil as an active ingredient.

•

On June 7, 2019, Aphria announced an agreement with San Francisco-based PAX Labs, Inc. (“PAX”), a leader in the design and development of premium cannabis vaporization devices, which enabled Aphria to provide cannabis extracts in pods designed for use with PAX’s innovative Era device and platform since the legalization of cannabis extracts for vaporization.

United States Divestitures

Throughout fiscal years 2018 and 2019, we divested our direct investment in a U.S. cannabis business. We implemented these strategic divestures to satisfy the listing requirements of the TSX to meet the needs of Aphria while protecting shareholder interests and maintaining shareholder value:

•

On February 2, 2018, Aphria announced that it entered into a definitive share purchase agreement with Liberty Health Sciences Inc. (“Liberty”) to sell its membership interests in Copperstate Farms, LLC (“CSF”) and Copperstate Farms Investors, LLC (“Copperstate”) to Liberty for a total purchase price of $20,000,000. The sale was subject to rights of first refusal in favour of the existing members of Copperstate to acquire Aphria’s membership interest in CSF and

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Copperstate, which rights were exercised. On July 5, 2018, the Company announced that it completed the divestiture of its membership interests in CSF and Copperstate to the other existing members. With an original investment of approximately $11,100,000, Aphria realized a gain of approximately $8,800,000 on the sale.

•

On February 5, 2018, Aphria entered into a purchase and sale agreement to sell all of its freely tradeable shares (representing 26,716,025 shares (71.9%)) in Liberty, at a price of $1.25 per share, to certain buyers (the “Liberty Buyers”), being, as to 80% of such shares, Michael Serruya, Simon Serruya and Jack Serruya, individually or through an affiliate, and, as to 20% of such shares, an affiliate of Delavaco Capital owned and/or controlled by Catherine DeFrancesco. In exchange, the Liberty Buyers issued non-interest bearing short-term notes for $33,395,031, which were due on February 26, 2018. Liberty also retained the right to the continued use of Aphria’s trademarks and preserved its interest in Aphria’s know-how system. The remainder of the Liberty shares held by Aphria, which were subject to the Canadian Securities Exchange mandatory escrow requirements, were subject to a call/put option (the “Liberty Option Agreement”) allowing the Liberty Buyers to acquire each freely trading tranche of shares at an 18% discount to the market price, based on Liberty’s 10 day volume weighted trading price.

•

On July 23, 2018, the Company announced that it amended the Liberty Option Agreement, effective July 26, 2018. Under a new agreement with the Liberty Buyers (the “New Liberty Agreement”), Aphria agreed to accept a 30-day promissory note from the Liberty Buyers to settle the next tranche of Liberty shares subject to purchase on July 26, 2018. The Company also agreed to pay the Liberty Buyers $480,000 in cash in exchange for an 18-month standstill on these shares of Liberty. On September 6, 2018, the Company entered into a share purchase agreement with the Liberty Buyers and completed the sale of 64,118,462 Liberty shares, representing 100% of the Company’s outstanding investment in Liberty. As a result of the transaction, Aphria divested its remaining U.S. cannabis assets from its balance sheet in accordance with the requirements of the TSX. The Liberty Buyers granted to the Company an option to buy back the shares of Liberty at $1.00 per share, until September 6, 2023, subject to certain downside risk protection, provided the share price exceeds $1.25. On February 19, 2019, the Company announced that the independent members of the board of directors of the Company (the “Board”) unanimously approved the early termination and liquidation of an outstanding promissory note, the New Liberty Agreement and other agreements (the “Early Termination and Liquidation”) related to the Company’s divestment of all interests in Liberty. As a result, the Company received cash consideration of $47,400,000. The Early Termination and Liquidation represented the ultimate conclusion of Aphria’s investment in Liberty.

Supply Arrangements

Throughout the past three fiscal years, we entered into various cannabis supply arrangements. Our current cannabis growing capacity enables us to meet all of our supply commitments across Canada and anticipated international demand, and these supply arrangement enabled us to access patients in need and adult-use consumers:

•

On December 4, 2017, Aphria entered into an agreement to become a medical cannabis supplier to Shoppers Drug Mart. Under the terms of the agreement, the Company agreed to supply Shoppers Drug Mart with Aphria branded medical cannabis products for sale by Shoppers Drug Mart online.

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•

On March 21, 2018, the Company announced that it signed an exclusive supply agreement with an Argentinian-based pharmaceutical import and distribution company, ABP, which is licensed to import, sell and distribute medical cannabis products on a named patient basis in Argentina. Under the terms of the agreement, Aphria became the exclusive supplier of cannabis products to ABP for the Argentinian market. The Company subsequently acquired ABP through the LATAM acquisition. On October 15, 2018, the Company announced that it completed its first shipment of cannabis oil to ABP, which was provided to Hospital de Pediatria Garrahan, a leading pediatric hospital located in Buenos Aires, for use in a clinical study focused on treating refractory epilepsy in children. We continue to ship to ABP to support this study on a compassionate use basis.

•

On May 16, 2018, the Company announced that it signed an exclusive supply agreement with Colcanna, a Colombia-based pharmaceutical import and distribution company, which is licensed to import, sell and distribute medical cannabis, medical products and derivatives in Colombia. Under the terms of the agreement, the Company became the exclusive supplier of cannabis products to Colcanna for the Colombian market. As noted above, the Company subsequently acquired a 90% interest in Colcanna through the LATAM acquisition.

•

On May 17, 2018, Aphria and Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits, announced the signing of an agreement appointing Great North Distributors as Aphria’s exclusive adult-use cannabis representative throughout Canada, giving Aphria extensive coverage of all cannabis retailers, whether provincially or privately operated, from the date of legalization of adult-use cannabis in Canada.

•

In anticipation of the legalization of adult-use cannabis in Canada on October 17, 2018, the Company entered a number of supply arrangements with the provincial retailers and wholesalers of adult use cannabis throughout 2018. The Company maintains supply agreements for adult-use cannabis with government distributors and wholesalers (as applicable) in each of the provinces and the Yukon Territory in Canada to provide a portfolio of high-quality, branded cannabis and cannabis derivative products for sale in such jurisdiction’s adult-use market.

•

On September 12, 2018, the Company announced that it signed a wholesale supply agreement with Emblem Cannabis Corp., a wholly-owned subsidiary of Emblem Corp. (“Emblem”), to supply 175,000 kgs of high-quality cannabis over a five-year period starting May 2019 (the “Emblem Supply Agreement”). Under the terms of the Emblem Supply Agreement, the Company received a non-refundable deposit of $22,800,000, which was comprised of $12,800,000 in cash and 6,952,169 common shares of Emblem. On March 14, 2019, Aleafia Health Inc. (“Aleafia”) acquired Emblem and, as consideration, each Emblem share was exchanged for 0.8377 of a common share of Aleafia. Subsequent to May 31, 2020, the Company, Aleafia and Emblem settled outstanding disputes between the parties and agreed to terminate the supply agreement.

Licences and Certifications

Aphria continued to significantly advance its leadership position in the Canadian cannabis market and permissible medical cannabis markets across Europe and Latin America, where demand for cannabis product is strong, by enhancing its portfolio of licences and certifications:

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•

On June 6, 2018, the Board approved the commencement of a $10,000,000 capital project to increase its growing capabilities at Aphria One by 10,000 kgs annually. This expansion included the build out of newly constructed state-of-the-art greenhouses dedicated to young plant cultivation. On March 4, 2019, Health Canada approved the expansions, permitting the Company to commence production in an additional 800,000 square feet at its Leamington, Ontario Aphria One facility.

•	On November 4, 2019, Aphria received its cultivation licence from Health Canada for Aphria Diamond opening an additional 1,300,000 square feet of space with an annual growing capacity of 140,000 kgs.

•

On January 21, 2020, the Company received its EU-GMP certification in respect of medicinal products for human use and investigational medicinal products for human use (Part I - Medical Products) at its ARA - RX Analytics Inc. (“Avanti”) location, which allows the Company to ship bulk and finished dried flower, as well as bulk and finished cannabis oil for medicinal use in permitted jurisdictions throughout the European Union.

•

On January 22, 2020, the Company received its EU-GMP certification from the Malta Medicines Authority for certification as an active substance manufacturer (Part II - Medical Products) at its Aphria One location, which allows the Company to be a supplier of bulk dried flower for medicinal use worldwide to other EU-GMP certified facilities licensed to further process or package bulk dried flower into finished cannabis product for sale in permitted jurisdictions.

•

On May 6, 2020, the Company announced receipt of its EU-GMP certificate from the Malta Medicines Authority for its ASG facility in respect of production of cannabis for medicinal and research purposes. The certification provides Aphria with the ability to ship bulk and finished dried flower, as well as bulk and finished cannabis oil for medicinal and research use in permitted jurisdictions throughout the European Union.

Financing Arrangements

Aphria strives to drive long-term shareholder value through the execution of our strategic plan, which focused our investments on the expansion of our cultivation and processing facilities, innovation, strategic partnerships and global expansion. In order to fund these investments, we have taken several steps over the past three fiscal years to strengthen our balance sheet:

•

On November 7, 2017, the Company closed a “bought deal” offering of 11,034,500 Common Shares at a price of $7.25 per Common Share for aggregate gross proceeds to the Company of $80,000,125. The Company used the net proceeds of the offering to develop infrastructure, including the purchase of capital and other equipment, the expansion of its geographic footprint in Canada, other strategic investments and for general working capital purposes.

•

On January 3, 2018, the Company closed a “bought deal” offering of 7,272,740 Common Shares at a price of $13.75 per Common Share for aggregate gross proceeds to the Company of $100,000,175. The net proceeds of the offering were employed to finance the construction of additional cannabis production facilities globally in jurisdictions where cannabis is legally permitted.

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•

On June 28, 2018, the Company closed a “bought deal” offering of 21,835,510 Common Shares (which included the full exercise of an over-allotment option) at a price of $11.85 per Common Share for aggregate gross proceeds to the Company of $258,750,794. The net proceeds of the offering were used to finance the Company’s Extraction Centre of Excellence (a facility intended to produce cannabis concentrates through CO2, butane, ethanol and fractionated distillates), to fund its capacity increase at Aphria Diamond and for investment in additional cannabis production facilities globally in jurisdictions where cannabis is legally permitted. The proceeds were also intended to assist with strategic acquisitions and investments and other industry related transactions and for general corporate purposes.

•

On July 31, 2018, the Company announced that it secured $25,000,000 in debt financing from Windsor Family Credit Union Limited (“WFCU”). The five-year term loan bears interest at 4.68% with a 15-year amortization. The term loan is secured by a first charge on the Company’s real estate holdings and a first position under a general security agreement including cash, accounts receivable and inventory.

•

On April 23, 2019, the Company closed an offering of US$300,000,000 aggregate principal amount of 5.25% convertible senior notes due 2024 (the “Aphria Notes”) pursuant to an indenture (the “Note Indenture”) dated April 23, 2019, among Aphria and GLAS Trust Company LLC. The initial conversion rate for the Aphria Notes is 106.5644 Common Shares per US$1,000 principal amount of Aphria Notes, equivalent to an initial conversion price of approximately US$9.38 per Common Share. On April 26, 2019, the Company completed the sale of an additional US$50,000,000 aggregate principal amount of Aphria Notes pursuant to the exercise in full of the over-allotment option. Subsequently, on May 8, 2020, the Company entered into privately negotiated agreements with a limited number of holders, outside of Canada, of its convertible senior notes to repurchase an aggregate of approximately $127,500,000 ($90,800,000 USD) principal amount of convertible senior notes for approximately $18,700,000 of common shares and approximately $2,900,000 ($2,100,000 USD) in cash for accrued and unpaid interest. Effectively, the Company agreed to repurchase a portion of its convertible senior notes at a 25% discount to their face value, using shares issued at a 31% premium to Aphria’s most recent closing market price (which is equivalent to a conversion price of $4.84 USD per share). The purpose of the transaction was to reduce the Company’s debt and eliminate $6,700,000 ($4,800,000 USD) in annual cash interest costs. This transaction strengthens the Company’s balance sheet by increasing its net cash position from $36,300,000 at its February 29, 2020 quarter-end to $163,800,000, on a pro-forma basis as at that date.

•

On August 23, 2019, the Company announced the filing of a preliminary short form base shelf prospectus with the securities regulators in each province of Canada, except for the Province of Québec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”). The filing of the prospectus was one of the Company’s contractual obligations to its syndicate of underwriters in connection with the offering of the Aphria Notes and it also provides the Company the flexibility to allow an institutional investor or a strategic partner to invest in its business, or raise funds if necessary.

•

On November 29 2019, the Company’s subsidiary, Aphria Diamond, entered into a senior secured credit facility of $80,000,000 with the Bank of Montreal as sole arranger, sole book runner and administrative agent on behalf of a group of lenders (the “Credit Facility”). The Credit Facility is secured by, among other things, the Aphria Diamond facility, a pledge of Aphria’s share interest in Aphria Diamond, a limited guarantee of Aphria, and a guarantee of

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future subsidiaries of Aphria Diamond. Pricing is based on a set margin over the bank’s Canadian Prime Rate or Bankers’ Acceptance and a pricing grid linked to certain financial ratios. The Company’s current borrowing rate is between 3% and 5% per annum. The Credit Facility is for a three-year term and contains customary financial and restrictive covenants. The Credit Facility may be used by Aphria Diamond to repay funded debt owed to the Company and for capital expenditures related to Aphria Diamond’s greenhouse and retrofit costs.

•

On January 31, 2020, the Company announced the closing of a strategic investment from an institutional investor for 14,044,944 units of the Company at a price of $7.12 per unit, representing aggregate gross proceeds to the Company of approximately $100,000,000. Each unit was comprised of one Common Share and one-half of one Common Share purchase warrant of Aphria, and each warrant entitles the holder to acquire one Common Share at a price of $9.26 until January 31, 2022. The Common Shares were issued under a securities purchase agreement (the “Securities Purchase Agreement”) dated January 30, 2020. The warrants are governed by a warrant indenture (the “Warrant Indenture”) dated January 30, 2020 between Aphria and Computershare Trust Company Of Canada, as warrant agent.

Activist Activity and Enhanced Governance

When faced with shareholder activism challenges in fiscal 2019, we took the opportunity to enhance our governance practices and strengthen our focus on creating long-term value for our shareholders. We strongly believe that effective governance is essential to our long-term growth and success:

•

On December 6, 2018, the Company announced that in the face of a short-seller report released on December 3, 2018, the Board appointed a special committee (the “Special Committee”) of independent directors to undertake a comprehensive review of the Company’s previously completed acquisition of LATAM, which closed on September 27, 2018, and to confirm whether the transaction conformed with all Company policies and generally accepted corporate governance practices. The Special Committee was comprised of John M. Herhalt, Shlomo Bibas and Tom Looney. Mr. Herhalt served as Chair of the Special Committee. On February 15, 2019, the Company announced that its Board accepted and considered the report of the Special Committee, which came to the following key findings: (i) the assets acquired pursuant to the acquisition of LATAM in Argentina, Colombia and Jamaica were verified to be in and continued to develop according to the Company’s business plan; (ii) comprehensive, in-person site reviews were conducted by advisors to the Special Committee, which confirmed the existence of the LATAM assets and operations in each of Colombia and Jamaica, as well as work to confirm the contractual and permitting arrangements in Argentina; and (iii) the consideration for the assets purchased was within an acceptable range as compared to similar acquisitions by competitors, be it near the top of the range of observable valuation metrics. Further, the Special Committee determined that although the acquisition of LATAM was approved by independent directors after obtaining a third-party fairness opinion, with the non-independent directors recusing themselves from the deliberations and voting, it appeared as though certain of the non-independent directors of the Company had conflicting interests in the acquisition of LATAM that were not fully disclosed to the Board. As a result, the Special Committee recommended areas of improvement to position the Company as a leader in corporate governance and management practices, which the Board unanimously agreed to adopt. On April 11, 2019, the Company subsequently adopted and approved a comprehensive Board of Directors Manual incorporating the recommendations arising from the Special Committee review and placing the Company amongst the leaders in the cannabis industry for “best in class” corporate governance.

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•

On December 27, 2018, Xanthic Biopharma Inc. doing business as Green Growth Brands Ltd.’s (“GGB”) made an unsolicited takeover proposal to acquire all of the Common Shares in an all-stock transaction (the “GGB Proposal”). In response to the GGB Proposal, the Company announced that the Board determined that the GGB Proposal significantly undervalued the Company, but that the Board established an independent committee of directors to further consider the GGB Proposal and any formal offer received. The Company also announced the appointment of Irwin Simon as independent chair of the Board.

•

On January 22, 2019, the Company confirmed that GGB commenced an unsolicited takeover bid (the “GGB Offer”) to acquire all of the Common Shares, other than the Common Shares owned by GGB or its affiliates, in exchange for 1.5714 common shares of GGB per Common Share. On February 6, 2019, the Company announced that its Board rejected the GGB Offer and recommended that shareholders take no action in respect of the GGB Offer.

•

On April 15, 2019, the Company entered into a series of transactions that accelerated the expiry date for the GGB Offer to April 25, 2019 and terminated the relationships with GA Opportunities Corp. (“GAOC”). In particular, the Company entered into a shortened deposit period agreement with GGB to reduce the initial deposit period of the bid to 92 days from January 23, 2019, the date that GGB commenced the GGB Offer. In connection with the foregoing, GGB entered into a share purchase agreement (the “GGB Share Purchase Agreement”) with GAOC pursuant to which GGB agreed to purchase for cancellation 27,300,000 shares of GGB held by GAOC, for an aggregate purchase price of $89,000,000, which was paid $50,000,000 in cash and $39,000,000 through the issuance of a promissory note (the “GGB Note”) to GAOC for $39,000,000 due on November 15, 2019, subsequently extended to March 15, 2020. In addition, the Company and GAOC also entered into a debt/call option settlement agreement (the “Settlement Agreement”) pursuant to which the Company agreed to settle the debt owed under a promissory note issued by GAOC to the Company in the amount of $55,000,000 and terminate its rights under a related call option in consideration for total consideration of $89,000,000 payable by GAOC upon the receipt of funds received under the GGB Share Purchase Agreement and the GGB Note. GAOC granted a security interest to Aphria to secure its obligations under the Settlement Agreement. On May 6, 2020, the Company liquidated its $39,000,000 promissory note from GAOC for proceeds of approximately $26,000,000.

Our Commitment-Focused Initiatives

In an emerging and constantly evolving industry, our values unite us, informing and inspiring the way we work with our employees, patients, consumers and one another. Our commitment to our people, the planet, product quality and innovation helps us create stronger, healthier communities everywhere we do business. We continued to focus on these values in several ways over the past three fiscal periods:

•

On October 11, 2018, the Company announced that it entered into a charter agreement (the “Charter Agreement”) with Drug Free Kids Canada focused on increasing educational awareness of the potential harms of cannabis for children and underage youth and the safe and responsible use of cannabis by adults. The Charter Agreement is aimed at producing new market research and cannabis health and safety campaigns, with a focus on protecting children and youth.

•

On July 8, 2019, the Company announced the launch of Plant Positivity, Aphria’s social impact platform aimed at providing greater education and access to plants within the communities that the Company serves.

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•

On September 24, 2019, the Company announced the launch of its cannabis education program ‘Aphria Educates’, which is mandated to educate Canadian adults on responsible and safe use of all cannabis products legally available now and in the future. The first Aphria Educates event was held in conjunction with Drug Free Kids Canada, solidifying the commitment made by the Company under the Charter Agreement with Drug Free Kids Canada.

•

On March 27, 2020, the Company announced that it earned a spot on the Globe and Mail’s inaugural Report on Business Women Lead Here list, an annual benchmark of executive gender diversity in corporate Canada. Launched in 2020, Women Lead Here uses proprietary research methodology to rank Canadian companies that achieved or are nearing gender parity in executive ranks.

•

On June 10, 2020, the Company announced that it would take a close look at its hiring and recruitment processes to assure it is consistently delivering on its goal of continuing to build a truly remarkable team, which involves great consideration and action taken to ensure it is diverse and inclusive. Additionally, it announced the development of enhanced diversity and inclusion training across the Company, as well as a mandate that all suppliers and partners agree to sign a future diversity and inclusion charter.

Other Corporate Events

In addition to the above, the following events also influenced our general development during the three-year period ending May 31, 2020:

•

On August 15, 2017, the Company made a strategic investment of $11,500,000 in HydRx Farms, Ltd. operating as Scientus Pharma (“Scientus Pharma”) by way of a senior, secured convertible debenture. The debenture, which had a two-year term, bears interest at the rate of 8%, paid semi-annually, is convertible into common shares of Scientus Pharma at the rate of $2.75 per common share and is secured by a first charge on all of the current and future assets of Scientus Pharma. As at the date of this Annual Information Form, the Company made a demand for repayment of the debenture and the parties are in discussions regarding such repayment.

•

On November 2, 2018, the Common Shares commenced trading on the NYSE under the ticker symbol “APHA”, the Company’s ticker symbol on the TSX was changed from “APH” to “APHA” and the Common Shares which previously traded on the OTCQB under the ticker “APHQF” began trading on the NYSE. Upon commencement of trading on the NYSE, the Company voluntarily delisted its Common Shares from the OTCQB.

•

On May 26, 2020, the Company announced the transfer of its stock exchange listing from the NYSE to Nasdaq, effective June 5, 2020, after the market close. The Common Shares began trading as a Nasdaq-listed security at market open on June 8, 2020 and continued to be listed under the ticker symbol “APHA”. The Company’s primary listing on the TSX was not impacted.

⬛ Description of the Business

Strategy and Outlook

Aphria, a leading global cannabis consumer packaged goods company, is setting the standard for brand development, product innovation and industrial scale cultivation and automation for the production of

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cannabis grown in environmentally responsible conditions. The Company was one of the first licensed producers in Canada and the first Canadian licensed producer to fully exploit greenhouse cultivation and industrial-scale production to deliver sustainable operating profit margins in the emerging cannabis industry. Through its international operations, the Company also seeks to create long-term shareholder value by identifying partnership and investment opportunities where the Company can apply the expertise and knowledge gained in the Canadian cannabis industry to other geographies which have legalized the use of cannabis nationally.

Within Canada, Aphria is focused on gaining market share in the Canadian cannabis industry by executing on its strategic priorities on entering new product categories that have the most consumer demand, while leveraging its expertise to develop brands that are truly differentiated from its competitors and optimizing its production to continue to be the high-quality, low-cost producer it is today. Internationally, the Company intends to continue to maximize the utilization of its existing assets and investments in connection with the development and execution of its growth plans. By building on this foundation, Aphria strives to take a leadership position in the industry.

Products

Medical Brands

The Company currently produces, markets and distributes its medical cannabis products under the Aphria and Broken Coast brands.

Since 2014, the Aphria brand has been a leading, trusted choice for Canadian patients seeking high quality pharmaceutical-grade medical cannabis. Today, the Aphria brand continues to be a leading brand in Canada and, we will continue to leverage its market leadership as we develop our medical cannabis markets internationally under the Aphria brand.

Medical cannabis products under the Broken Coast brand are grown in small batches in single-strain rooms, with a commitment to product quality in order to exceed patient expectations.

Aphria is committed to providing Canadian patients, including its veterans, with high-quality medical cannabis. We have curated strains selected by veterans for veterans, in order to suit their specific needs and preferences. The Company’s Veteran Support Program has been developed to support veterans above and beyond current reimbursement offerings across Canada, allowing for medical cannabis coverage on softgels, oral sprays, 510 cartridge vaporizers, sublingual oil, and dried flowers.

The Company expects to remain committed to, and continues to invest in, the Canadian and international medical markets.

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Canadian Adult-Use Market Brands

The Company is investing capital and resources to establish a leading position in the adult-use market in Canada. These investments are focused on brand building with consumers, product innovation, distribution, trade marketing and cannabis education. Aphria’s strategy is to develop a brand focused portfolio that resonates with consumers in all category segments.

Aphria positioned, and continues to grow, its adult-use brand portfolio to specifically meet the different consumer segments of the adult-use cannabis market. The Company leveraged its selection of strains to offer each consumer segment a different experience through its product and terpene profiles, while also focusing on the value proposition for each of these segments as it relates to price, potency and product assortment. The suite of brands created by the Company for Canada’s adult-use market includes P’tite Pof, Good Supply, Solei, RIFF and Broken Coast. Each brand is unique to a specific consumer segment and is designed to meet the needs of these targeted segments, as described below:

ECONOMY BRANDS
Everyday enjoyment. (1)
VALUE BRANDS

Unmistakably Québécois

P’tite Pof is inspired by Québécois culture, casse-croûte signage and your local dépanneur.

Straightforward, functional, bold, charming and iconic. Our traditional blue and red with a modern twist.

CORE BRANDS
Quality Bud. No B.S. Embrace the goodness of classic cannabis culture. Good Supply is an insider brand that speaks your language and reminds you of when you first fell in love with cannabis.
Find Your Moment Solei Sungrown Cannabis (“Solei”) helps consumers discover a path to seeing the world through moments related to their activities. Approachable, simple, welcoming, brightening

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PREMIUM BRANDS
Elevate. Collaborate. Create. RIFF is not your conventional cannabis brand. We are a brand by creatives for creatives. An unconventional brand, fueled by creativity and collaboration.
Cultivated with Character(1)
PREMIUM+ BRANDS

West Coast, Naturally – The best bud in the world

Authentic and effortless build on small batch growing techniques / craft approach.

Broken Coast’s reputation for its high quality flower; aroma, bud composition, and heavy trichome appearance delivers an incredible experience.

Notes:

(1)	No peeking. Coming soon.

Brand Dominance

The Company continues to believe that its award-winning adult-use brands, developed for consumers across broad demographics and targeted segments, remain unmatched in the industry. With a focus on brand building, innovation, loyalty and conversion, Aphria’s differentiated portfolio of brands and products continues to drive growth, both in sales and market share across categories. As a result, Aphria continues to drive category leadership in market share rankings and we have successfully grown our revenue from adult-use cannabis products by more than $36,700,000 or 184% from our first quarter to the fourth quarter.

In Canada, the provinces of Ontario, Alberta, Quebec, and British Columbia are primary markets based on total cannabis sales. Aphria brand sales and market share have grown significantly each quarter in these primary markets, most recently increasing 27% from the prior quarter.

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Overall Portfolio Performance

Ontario(1)

The Company has doubled market share over the last nine months. In the fourth quarter, the Company grew from 13% market share to 16.1% market share and continues to maintain the leading licensed producer position in market share in total sales in Ontario, widening the gap from competitors. For the month of May 2020, Aphria ranked first in brick and mortar retail channel with 17.5% total market share. This was achieved through strong sales from the Company’s flower maintaining its number two position with 15.5% and pre-rolls, oral sprays and vapes maintaining number one positions with 22.6%, 55.1% and 23.5% share of market, respectively. For e-commerce sales, the Company achieved 14.6% share across all product categories, securing the number one licensed producer position overall in Ontario, combining both brick and mortar and e-commerce sales.

Alberta(2)

Aphria currently ranks as the number one licensed producer across all product categories by dollar amount. For the month of May, the Company ranked first amongst its peers holding a 12% share of the Alberta cannabis retail market.

British Columbia(3)

The Company continues to grow market share in BC increasing share by 2.7% in Q4.

Quebec

Information on the Company’s competitive positioning amongst its peers from Quebec is not currently available.

The Company continued to gain market share in primary markets throughout the month of June, maintaining its number one position in Ontario and Alberta.

Notes:

(1)	Information obtained from the OCS
(2)	Information obtained from Alberta Gaming, Liquor and Cannabis Commission
(3)	Information obtained from Buddi

Brand and Category Performance

RIFF, Good Supply, Solei and Broken Coast continue to outperform across Canada. In the flower category, Broken Coast remains a top 10 selling brand, despite only being available on a limited basis, and RIFF, Good Supply and Solei have made significant moves in category rank, quarter over quarter. Good Supply experienced a 21.3% increase in flower sales in Q4, with Royal Highness in 3.5 gram packaging, gaining a top three spot at the Ontario Cannabis Store (“OCS”).(1) In the pre-roll category, all three Aphria brands increased market position. In Ontario, our brands hold two of the top three positions by sales and the Company has a total of seven SKUs in the top 25 for the province. The Company’s Pre-roll brands Solei, RIFF and Good Supply continue to excel, led by Good Supply at 39% of category share, up from 11% of category share last quarter.(2) In Ontario, Aphria brands continue to gain momentum in the vape category as they climb the top selling vape charts. The Company holds the top selling vape SKU in Q4 at the OCS with Good Supply Pineapple Express 510 Cartridge(1) and is extremely excited with its recent introduction of the Good Supply Purple Monkey 510 Cartridge. Aphria’s industry

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leading Solei oils continue to be the number one selling oil brand in primary markets, led by Solei Free.(2) In Ontario, Aphria brands rank #1 in vapes, and pre-rolls, and #2 in flower and oils.(1)

All the success enjoyed by the Company’s brands positions Aphria very well for future category growth, particularly given the increases in retail rollouts across its primary markets. As of the end of May 2020, estimated store count in Ontario was 82 retail stores authorized, up from 24 stores just six months ago, and reaching 100 authorizations in recent weeks. Further, the Ontario government has committed to approving approximately five new stores per week moving forward.(3) In Alberta, there are nearly 500 retail stores authorized and growing, Quebec has 42 retail stores and BC now has over 200 retail stores. Canada ended May with approximately 900 stores nationally, compared to an estimated 730 stores at the end of January. According to BNN Bloomberg, there are now over 1,000 licensed cannabis stores in Canada, as new stores in B.C. and Ontario push the store count into quadruple digits.

While several provinces, including Ontario, are significantly behind the market leader Alberta in store counts per capita, the recent activity associated with new retail rollouts is very encouraging for Aphria as one of the industry sales leaders, particularly for its continued growth prospects.

The Company continues to execute its strategic plan to position Aphria as a leader in category innovation with exciting new product categories and line extensions launching in the very near future.

Our award-winning brands are winning accolades, securing positive feedback from consumers, scoring higher on repeat purchase intent versus key competitors(4), experiencing high organic consumer interest, and are consistently appearing as the most searched brand on OCS, appearing more than those of other licensed producers.(1)

Notes:

(1)	Information obtained from OCS
(2)	Information obtained from Headshet Insights
(3)	Information obtained from mjbizdaily
(4)	Information obtained from Lift & Co. on March 31, 2020

Distribution

Canadian and International Medical Markets

In Canada, the medical distribution channel follows a direct to patient model which permits us to provide patients with cannabis directly through our medical portal.

Through the acquisition of CC Pharma, the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market. Based on regulations, pharmacies can only supply the branded product that has been named in a prescription to the patient by a physician. Substitution of the product is only possible if the particular brand of product is unavailable. As such, the Company intends to expand CC Pharma’s operations to meet the high demand for medicinal cannabis by distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany.

In Argentina, ABP, our wholly-owned subsidiary, distributes medical cannabis throughout Argentina under the Argentinian “Compassionate Use” national law. Under the Argentinian “Compassionate Use” national law, patients with refractory epilepsy, holding a medical prescription from a neurologist, can apply for special access to imported medical cannabis products.

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Wholesale and Other Sales Channels

The focus on the right strain assortment, quality of flower, extraction capabilities and processing enables Aphria to drive wholesale channel opportunities for revenue growth. Aphria already completed several sales through its wholesale strategy, and will continue to do so by building partnerships in the industry.

Recent changes in the Canadian market resulted in more competitors moving towards an asset light model through the rationalization of cultivation facilities. As this transition occurs, the Company anticipates demand for its saleable flower to increase, providing new opportunities in the wholesale channel.

The Company will expand its capabilities outside of saleable flower, as its quality of extraction processes continue to grow into new categories pacing with the consumption of new cannabis derivative products (also known as Cannabis 2.0) categories. Aphria will be selective on its partners, with the intent to secure supply agreements to further optimize and drive efficiency within its supply chain and operations.

Canadian Adult-Use Market

The Cannabis Act provides provincial, territorial and municipal governments with the authority to prescribe regulations regarding retail and distribution of adult-use cannabis. As such, the distribution model for adult-use cannabis is prescribed by provincial regulations and differs from province to province. Some provinces utilize government run retailers, while others utilize government-licensed private retailers, and some a combination of the two. All of the Company’s adult-use sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies.

The Company maintains supply agreements for adult-use cannabis with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of Canadians.

The Company is party to an exclusive distribution agreement with Great North Distributors to provide the Company with the sales force and wholesale/retail channel expertise required to efficiently distribute the Company’s products through each of the provincial/territorial cannabis control agencies.

Revenue in Reportable Segments and Gross Sales

Aphria’s reportable segments for purposes of IFRS arise from cannabis revenues and distribution revenues. The following table sets out the cannabis revenue for each category of products within the cannabis segment that accounted for 15% or more of the total consolidated revenue of the Company for the applicable financial year derived from (a) sales to entities in which Aphria maintains an investment accounted for by the equity method and (b) sales to customers, other than those referred to in (a). There is consistent demand for dried flower as well as cannabis oils in both the medical and adult-use sales channels. The Company responded to the market demands by launching new product formats in both dried flower and oil cannabis products.

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Cannabis revenue ($ thousands)	Year ended	Year ended
	May 31, 2020	May 31, 2019

Revenue from dried flower	$ 146,424	$ 64,130
Revenue from oil	58,312	25,253
Cannabis revenue	$ 204,736	$ 89,383

In Q4, the Company’s largest contributor of sales continues to be flower, which represented 58% of total sales. Aphria’s vape portfolio continued its rapid ascension and is now the number two contributor to sales, representing approximately 14% of gross sales. Pre-rolls continue to perform strongly and represent 12% of Aphria gross sales. Oils products have grown in sales from $2,800,000 to $4,500,000, but continue to decline as an overall percentage of our product portfolio, as vapes increasingly take on a larger portion of our product offering. As part of oils, our capsules continue to hold about 0.5% of the overall portfolio.

Production

The Company maintains ample production capacity to meet its current and near-term demand in Canada and abroad.

During the COVID-19 pandemic, the Company paused its previously announced extraction and processing expansions, including the on-going work completing the extraction center of excellence, up to and including its licensing. The Company maintains sufficient extraction capacity to meet its current and near-term demand in Canada and abroad.

Aphria One

The Company innovated among licensed producers by integrating industrial horticulture production technology into the cultivation of cannabis within a greenhouse environment. This cutting-edge technology automates the following functions of the plant growing cycle:

•	Transplanting cuttings through various stages into the final pots for flowering;

•	Aiding in the evaluation of the health and quality of plants to ensure plants meet the Company’s stringent quality standards throughout the many stages of the growing cycle;

•	Monitoring and providing water and nutrients to the plants during the growing cycle; and

•	Transporting plants through different areas in the greenhouse, including to the processing room once harvested.

With this innovative technology implemented, plants grown in these areas are only exposed to human interaction at the initial phase of taking the cuttings and the subsequent phase of trimming and pruning the plants.

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Automation is further employed in the facilities to assist with:

•	Automating the de-budding and trimming process;

•	Disposing of waste produced in the cutting, de-budding and trimming phase of production; and

•	Distributing the buds into trays in a drying rack to evenly dry and cure the harvested product.

Automating labour-intensive parts of the production process enables the Company to achieve optimal product consistency and quality control while significantly reducing operating costs.

In addition to the reduction of labour costs, the Company also introduced measures that significantly reduce energy costs and consumption. The Company continues to employ its co-generation power plant that utilizes natural gas to generate its own electricity for use in the greenhouse and, as a by-product of this process, hot and cold water and CO2. The hot and cold water generated from this combined-cycle process is used to control the temperature and humidity in the greenhouse and the residual gas emissions are directed through a catalytic converter to create CO2, which is used during the growing cycle. This co-generation power plant also boosts power switching capability that automatically selects between the public electrical grid and the Company’s private power co-generation equipment to ensure that it is constantly drawing upon cost-effective energy.

In addition to these energy saving initiatives, the Company installed systems that recycle the water used in the irrigation process. The ‘used’ water is sterilized through a pasteurization process which then allows it to be reused to irrigate additional plants, thereby reducing the total amount and cost of water used on a per gram basis.

Aphria Diamond

Aphria’s partnership with Double Diamond, through the Company’s 51% owned subsidiary Aphria Diamond, provides Aphria with access to operators with expertise in large-scale greenhouse operations. The facility is currently licensed for the cultivation of cannabis and is contracted to provide exclusive access to Aphria to all the production output from Aphria Diamond.

All production from Aphria Diamond is sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into a derivative product, and 100% of the wholesale margin from branding on all product from Aphria Diamond.

Broken Coast

Broken Coast is the Company’s premium brand of indoor-grown cannabis. Broken Coast provides the Company access to the quality associated with British Columbia-grown cannabis as well as an award-winning genetic bank of cannabis strains which in turn can be produced at scale through the Company’s Aphria One facility. Broken Coast will continue the development of new premium strains and continue to represent what is the highest level of premium cannabis grown through their purpose-built indoor facilities.

Licences and Certifications

In Canada, the Company currently holds the following licences to support its operations under the Cannabis Act and the applicable sections of the Food and Drugs Act:

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Company	Jurisdiction	Licence Type	Other Certifications
Aphria One	Canada	Cannabis Standard Cultivation and Processing and sales Licence	EU-GMP certification as an active substance manufacturer (Part II - Medical Products) at its Aphria One location
Aphria Diamond	Canada	Cannabis Standard Cultivation Licence	--
Broken Coast	Canada	Cannabis Standard Cultivation, and Processing and sales Licence	--
Avanti	Canada	Cannabis Standard Processing Licence Cannabis Analytical Testing Licence Medical Device Establishment Licence Drug Establishment Licence	EU-GMP certification in respect of medicinal products for human use and investigational medicinal products for human use (Part I - Medical Products)

Collectively, these licences and certifications provide the Company with the ability to cultivate, process and sell cannabis within Canada and to ship bulk and finished dried flower, as well as bulk and finished cannabis oil for medicinal use in permitted jurisdictions throughout the world in any jurisdiction that recognizes the EU-GMP standards for cannabis.

Internationally, the Company holds the following materials licences allowing for its international operations:

Company	Jurisdiction	Licence Type	Other Certifications
Aphria Rx	Germany	Wholesale Licence Narcotic Licence - R&D / Medical	--
CC Pharma	Germany	Wholesale License Manufacturing Licence for secondary packaging and release	286 National Registrations 656 EU Registrations

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ASG Pharma	Malta	Import and Manufacturing License for Pharmaceutical Products	EU-GMP certification in respect of medicinal products for human use and investigational medicinal products for human use (Part I - Medical Products)
Colcanna S.A.S	Colombia	Cannabis Cultivation for Psychoactive substances Cannabis Cultivation non-Psychoactive substances Seed Use License Manufacturing License for Cannabis	--
ABP SA	Argentina	Distribution and Pharmacy License Interjurisdictional Transit Permit Distribution (Distribution at all of the Country) Medical Devices and “in vitro” Diagnostic Test Permit Traceability Agent Permit Narcotic License Storage Permit for Compassionate Use Authorization for Supply of Rideau Oil in Connection with Clinical Study	--
FL Group	Italy	Narcotic Import Permit	--

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Specialized Skill and Knowledge

The Company’s management is comprised of individuals who have extensive expertise in regulated products, consumer packaged goods and life sciences. In addition, the Board is constituted of experienced professionals from various relevant industries. See “Directors and Officers” for additional details.

As a licensee under the Cannabis Act, individuals occupying a “key position” with the Company, such as officers and directors and each member of executive management, are subject to a security clearance by Health Canada. A failure by one of these individuals to maintain or renew his or her security clearance could result in a reduction or complete suspension of certain operations. Given the limited history of the Canadian cannabis industry, there are limited individuals that currently hold a valid security clearance issued by Health Canada. See “Risk Factors” for additional details.

A primary specialized skill unique to the cannabis industry is with respect to the growing of product. While a background in greenhouse growing may be helpful, a background with substantial experience in growing cannabis is required to grow product at scale. Individuals with these specialized skills are employed by the Company and are readily available to the Company.

In addition, the Company’s licensed facilities are required to be in compliance with the Cannabis Act and any directives issued by Health Canada, which includes strict security measures, equipment required to manage production, HVAC systems, odour control systems and laboratory equipment or outsourcing arrangements to monitor and test product quality. In order to ensure compliance with all of the Health Canada regulatory requirements, the Company must employ a number of regulatory, consulting and government relations personnel. While a background in the cannabis industry is not necessary for these purposes, experience in other regulated industries will assist the Company to remain compliant with the complex and rapidly evolving regulations in the industry. Individuals with this experience and skill are employed by the Company and are readily available to the Company.

Competitive Conditions

The Company continues to face intense competition from the illicit market as well as other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Growers of cannabis and retailers operating in the illicit market continue to hold significant market share through Canada and are effectively competitors to the Company by diverting customers away due to product offering, price point, anonymity and convenience.

Outdoor cultivation also significantly reduced the barrier to entry as it reduced the demands on start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing. Further, the licensed outdoor cultivation is extremely large, with outdoor cultivation capable of producing more cannabis than was bought by consumers in the legal cannabis distribution system in the last 12 months. While this outdoor cultivation is virtually exclusively extraction grade, its presence in the market will have a negative effect on pricing of extraction grade wholesale cannabis.

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As of the date of this Annual Information Form, Health Canada issued over 420 licences to companies on its list of licensed producers. Additional information on the current list of licensed producers can be found on Health Canada’s website. On May 8, 2019, Health Canada also introduced changes to the cannabis licensing process. Under the new cannabis licensing process, Heath Canada requires new applicants for licences to have a fully built site that meets all the requirements of the Cannabis Regulations at the time an application is submitted. The Company believes that the stringent application and compliance requirements may prove too onerous or expensive for some of those unlicensed applicants and is, in the Company’s view a significant barrier to entry into the industry.

Aphria and its Canadian competitors principally compete in respect of the price, quality and formats of cannabis and the client service provided to patients and adult-use consumers. While Aphria prices its cannabis according to market demands, it currently maintains a lower cost of production compared to many of its competitors. This provides Aphria with pricing flexibility, while allowing it to maintain healthy margins relative to its competitors. In addition, for the adult-use market, the Company believes that the coast to coast coverage afforded by the Company’s sales force through Great North Distributors resulted in consistent brand awareness and messaging at the retail level for the Company’s products and brands, differentiating Aphria from many of its competitors.

Internationally, the capacity of cannabis companies to operate is limited to those countries which have legalized aspects of the production, distribution, sale or use of cannabis. Aphria focused its attention on developing assets in certain strategic international jurisdictions which legalized such aspects of the cannabis business. More specifically, Aphria sought to establish operational hubs in those continents where we identified the biggest opportunities for growth and designed our operations to provide for cannabis production as well as a distribution network to distribute such products throughout the region served by such hub. The barrier to entry for competitors in these jurisdictions is significantly influenced by the national regulatory landscape with respect to cannabis and the economic climate subsisting in each regions. See “Risk Factors” for additional details.

New Products and Accessories

On October 17, 2019, the Canadian government legalized the production and sale of cannabis infused products (Cannabis 2.0).

At the launch of Cannabis 2.0, the Company’s primary focus was within the vape category as the Company anticipated, similar to the U.S. market, that these products would grow to represent a significant percentage of the Canadian cannabis market demand for derivatives. According to Headset Inc., an organization which tracks data including sales data across the cannabis category in the United States (“U.S.”), the vape market makes up 17% to 30% of U.S. sales (California, Nevada, Colorado, Washington) depending on the market. Additionally, vape products were and are aligned with the Company’s extraction capabilities and know-how. Once legislatively allowed, the Company successfully launched over 30 new vape SKUs into the Canadian market with positive reviews from control boards and consumers alike. The Company benefited from being first in the Canadian cannabis vape market, winning market share with consumers with its 510 and all-in-one branded vape products. The Company also supplies products under the PAX platform for consumers who own this proprietary vape system.

The Company believes edibles, concentrates and beverage products will collectively represent a growing proportion of the Cannabis 2.0 market and developed a strategy to meet this demand. As such, the Company is currently also equally focused on the development of other categories of Cannabis 2.0 products.

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As part of these research and development efforts, the Company is investing in the following areas in an effort to develop consistent and unique formulations to be used in its end-products:

•	Industrial-scaIe extraction technologies using different methods including CO2, solvent-less butane and ethanol;

•	Effective isolation of terpenes, cannabinoids (moving beyond cannabidiol (“CBD”) and tetrahydrocannabinol (“THC”)) and other cannabis compounds; and

•	Nano-emulsification technology providing flavourless and colourless input material into derivative products such as edibles and beverages.

In Development:

The Company’s current innovation pipeline includes:

•	Innovations including:
o	Liquid enhancers;
o	CBD vapes;
o	Wax;
o	Kief;
o	Hash;
o	Topical creams & lotions;
o	Line extensions on all vape pens;
o	Edibles including gummies and chocolates;
o	Distillate syringes;
o	Butane based shatter and resin;
o	Diamonds; and,
o	New strains.
•	Line extensions including:
o	Vape pens;
o	Pre-roll multi-packs, including 7x0.5g and 3x0.33g;
o	Dried flower in 15 g and 28 g packaging;
o	New oral sprays; and,
o	Balm & lubes.

The most immediate of the innovations include:

•	Liquid enhancers using the Company’s proprietary nano-technology. Enhancers offer consumers a conveniently dosed flavourless additive that transforms any beverage into a cannabis beverage; and

•

Concentrates across multiple different formats, catering to the experienced cannabis user seeking unique and intense experience. This segment continues to grow and its appeal to its specific brand consumer segments is resonating strong from customer and consumer feedback.

The Company continues to evolve its flower, pre-roll, vape and oil product lines to meet the needs of consumers across the country, based on extensive consumer research. We strive to deliver the products consumers crave, in the format they want and in the flavours they desire.

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Components

The Company sources biological controls, product packaging and vape componentry from outside of North America. The equipment used to cultivate and process cannabis is specialized but is readily available and not specific to the cultivation of cannabis. The Company does not anticipate any difficulty in obtaining product packaging or equipment as needed.

During the COVID-19 pandemic, our supply chain teams continue to work closely with our supply chain partners on a regular basis to prevent and minimize any sort of disruption. The Company undertook pre-emptive measures to ensure alternate supply sources in different continents for essential supplies.

Cycles

The demand for cannabis products is fairly consistent throughout the calendar year. Accordingly, the business of the Company is not seasonal or cyclical to any significant extent. However, the overall yield per plant may be affected by seasonal changes in weather.

CC Pharma, for its part, does experience seasonal changes in sales, with its most marketable increase tending to occur prior to the summer months.

In addition, general adverse impacts on the Canadian economy, and potentially the global economy, may adversely impact the price and demand for the Company’s products. Should policies or regulations change in Canada or internationally, including as a result of public health requirements resulting from COVID-19, the business, financial condition and results of the operations of the Company could be materially affected. See “Risk Factors” for additional details.

Economic Dependence

The Company’s supply contracts with the various Canadian provinces, Yukon and third-party provincially licensed private retailers are a critical element of the Company’s current revenues. If any of the larger retailers change the material terms of such agreement or otherwise alter the supply arrangement with the Company, such a change may have a material adverse effect on the Company’s revenue.

The Company’s ability to grow, store and sell cannabis in Canada and in each jurisdiction in which it operates is dependent, in part, on the Licences. Aphria’s failure to comply with the requirements of the Licences, or any failure to maintain the Licences in good standing, will have a material adverse impact on the business, financial condition, results of operations and prospects of the Company. In Canada, should Health Canada not extend or renew the Licences, or should it renew the Licences on different terms, the business, financial condition and results of the operations of the Company could be materially adversely affected. A similar outcome would be expected of any international subsidiary of Aphria whose licences are altered or not renewed by the applicable governmental authority.

Employees

As of May 31, 2020, Aphria employed approximately 1,200 employees worldwide.

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International Operations

Outside of Canada, the Company is continuously evaluating opportunities in countries where there is an existing or emerging legal cannabis market. The Company believes that, with its significant experience in the highly regulated Canadian cannabis market, it will be able to export its industry leading knowledge and practices to its global subsidiaries as these markets mature. Given that only a few countries have legalized cannabis for adult-use, the Company’s international strategy is currently focused on expanding its business to include medical cannabis markets in stable economic and political jurisdictions.

The Company is developing such footprint by investing directly in assets and through acquisition.

Through acquisitions, the Company secured access to key international markets as well as management team bench strength with a proven knowledge and demonstrated executional success.

Currently, the Company maintains international operations in Germany, Italy, Malta, Colombia and Argentina. While these markets are still at various stages of development, and the regulatory environment around them is either newly formed or still being formed, we believe the Company is uniquely positioned to bring the knowledge and expertise gained in Canada in order to generate profitable growth in these geographies.

Export Facility from Canada

Leveraging our industrial scale cultivation and automation for the production of cannabis grown in environmentally responsible conditions in Canada and our ability to cultivate high-quality, low cost cannabis on a consistent basis, we expect to supply much of our international demand with cannabis and cannabis derivative products from Canada. In Germany, we have been preparing for the importation of EU-GMP certified cannabis from our Canadian facilities Avanti and Aphria One to CC Pharma in order to leverage CC Pharma’s extensive distribution network. For Argentina, we have been supplying medical cannabis from Avanti to Argentina under the Argentinian “Compassionate Use” national law as well as for the medical cannabis product being supplied to the Hospital de Pediatria Garrahan for a pediatric refractory epilepsy clinical study.

Avanti currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and (iv) Medical Device Establishment Licence. In addition, Avanti received its EU-GMP certification in respect of medicinal products for human use and investigational medicinal products for human use (Part 1 – Medical Products) in January 2020. Avanti provides testing services to our Canadian cannabis operations and, its Part II EU-GMP certification allows

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Avanti to process, package, label and test cannabis oil as well as package, label and test dried cannabis for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction, worldwide, that recognizes the EU-GMP standards. In addition, Aphria One’s EU-GMP certification allows the Company to be a supplier of bulk dried flower for medicinal use worldwide to other Part I EU-GMP-certified facilities licensed to further process or package bulk dried flower into finished cannabis product for sale in permitted jurisdictions.

European Union

Germany

The German market is considered to be one of the most highly sought-after developed medical cannabis markets in the world. Our wholly-owned subsidiary, Aphria Rx, participated in the tender process for in-country cultivation licences and was one of three companies selected by the BfArM to receive a licence for the cultivation of medical cannabis in Germany. We were granted a total of five lots, which was the most available lots within the tender process and Aphria Rx is the only winner of the German tender with the permission to grow all three strains of medical cannabis approved by the BfArM. Each lot is currently expected to provide a minimum annual capacity of 200 kgs. Germany currently allows for the sale of medical cannabis and cannabis extracts to pharmacies. These cannabis products are also covered by insurance companies. This coverage provides the opportunity for a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering demand, supply and distribution.

(i)	Demand

We developed educational virtual and online programs and other means for outreach to healthcare professionals, which provide the Company with access to doctors to educate on the uses of medical cannabinoids. The Company also plans to build and operate pain treatment centers, including telemedicine, throughout Germany, which will further provide access to patients. The Company partnered with a leading company in digital applications and medical software to build a modern, patient-centric clinic for telemedicine.

(ii)	Supply

The Company intends to supply cannabis products into the German market through imports from Canada and local production. The Company also entered into a strategic partnership with a prominent European flower producer in Denmark to obtain access to EU-GMP-certified organic medical cannabis for both the German market as well as throughout Europe. In addition, pursuant to the licence granted by BfArM, the Company is in the process of constructing its cultivation facility from which we expect to deliver the first harvest to BfArM by the beginning of calendar year 2021. In addition, we completed the construction of a storage facility located at CC Pharma. The cultivation and storage facilities are being constructed in line with EU-GMP requirements.

(iii)	Distribution

Through the acquisition of CC Pharma, the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market and Europe. CC Pharma operates a production, repackaging and labelling facility. Based on regulations, pharmacies can only supply the branded product that has been

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named in a prescription to the patient by a physician. Substitution of the product is only possible if the particular brand of product is unavailable. As such, the Company intends to expand CC Pharma’s operations to meet the high demand for medicinal cannabis by distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany.

Malta

Through its subsidiary, ASG, the Company received the first import permit for medical cannabis issued by the Government of Malta’s Ministry of Health. ASG also received its Part II EU-GMP certification in respect of production of cannabis for medicinal and research purposes, allowing it to ship finished dried flower and finished oil for medicinal and research use in permitted jurisdictions throughout the European Union. The Company intends on using ASG to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP compliant cannabis products.

Italy

The Company’s wholly owned subsidiary, FL Group S.r.L., is authorized to import cannabis products into Italy and to distribute pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies.

South America

Colombia

The Company maintains a 90% ownership interest in Colcanna. This ownership provides the Company with the ability to further develop the global Aphria brand through the distribution of Aphria branded products to patients across South America. The Company intends to secure an export licence to distribute cannabis products within the LATAM region. Furthermore, the Company signed an exclusive three-year agreement with the Colombian Medical Federation (“FMC”), a national guild that oversees the ethical exercise of the medical profession in Colombia. Under this agreement, Aphria and the FMC jointly developed an academic curriculum and cohosted several conferences and events on the appropriate medicinal use of cannabis. The FMC is affiliated with nearly 2,000 doctors and maintains a database of more than 70,000 medical professionals that rely on the organization for research and educational resources, including through a virtual platform that offers certified courses on a range of subjects.

Argentina

In Argentina, ABP, the Company’s wholly-owned subsidiary, is a distributor of traditional pharmaceutical medicines and medical cannabis products for the Argentinian market. On June 6, 2019, the Ministry of Health in Argentina approved a resolution authorizing public and private health insurance companies to import and stock medical cannabis inventory for sale to patients suffering from refractory epilepsy. This represents a significant improvement for these patients since before the resolution products could only be imported on a named patient basis. The legislative change reduces the delay experienced by patients when ordering and receiving their prescribed medical cannabis since it is now readily available and can be dispensed on demand. The Company believes that this recent resolution represents an evolution of the medical cannabis regulatory framework in Argentina towards sustainable commercialization.

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Commencing in January 2020, ABP began shipping, distributing and delivering its first consolidated units (in bulk) of medical cannabis into Argentina under the “Compassionate Use” national law for patients with refractory epilepsy, holding a medical prescription from a neurologist. In compliance with the national drug law, patients are required to pick up controlled substances products at an authorized pharmacy. ABP is fully authorized and licensed by the national regulatory agency (ANMAT) to distribute and deliver controlled substances via authorized pharmaceutical channels.

Importantly, the Company continues to work with Hospital de Pediatria Garrahan, a leading pediatric hospital in Buenos Aires, which recently published favourable preliminary results in refractory epileptic patients following treatment with Aphria products.

Pan-Asia

Australia

Aphria maintains relationships in Australia with two companies conducting medical cannabis clinical trials.

Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using Aphria blended cannabis strains for oil, subsequently converted in Australia into a nanocell mucosol spray. Aphria and Medlab Pty Ltd. share the rights in the intellectual property associated with the active pharmaceutical ingredient on this trial.

CannPal Pty Ltd. is currently in a clinical trial related to animal pain in cats and dogs, wherein the test product is fabricated using Aphria strains.

Aphria also maintains a supply relationship with Althea Company Pty, a licensed producer in Australia.

United States

Aphria does not maintain any direct or indirect investments in the U.S., where despite being legal in individual states in varying degrees, cannabis remains federally illegal. The Company is focused on participating in federally permissible activities in the U.S., and is therefore currently reviewing the landscape and looking to prepare for legalization of cannabis through the purchase of profit generating companies in other industries and converting their existing operations to include cannabis when it is federally legal to do so. The Company intends to be well poised to capitalize on the U.S. market should it become federally legal to do so through this strategy. The Company believes investing in more established industries will generate faster returns through positive EBITDA and provide cash flow to further invest in existing businesses, while putting the Company in the best possible position to generate significant long-term returns if and when the U.S. legalizes cannabis federally and removes the current barriers in the industry.

Social and Environmental Initiatives

In an emerging and constantly evolving industry, the Company’s core values unite, inform and inspire the way the Company interacts with its employees, patients and consumers. Our commitment to our people, the planet, product quality and innovation helps us create stronger, healthier communities everywhere we do business. Our corporate social responsibility goes beyond our borders. We are committed to exporting our industry-leading knowledge and practices to our global subsidiaries. For the

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communities we call home, we are vigilant of the impact we have and strive to be a positive contributor to their well-being. Some of the Company’s initiatives in this regard are as follows:

•

We offer compassionate pricing for eligible patients that require financial assistance. Patients with an annual gross income of less than $30,000 are eligible to participate in Aphria’s compassionate pricing program;

•

We launched Plant Positivity, Aphria’s social impact platform providing to provide people with better access to plants and leading education on the role plants can play in improving everyday well-being. As part of the platform, Aphria partnered with Evergreen, a national not-for-profit dedicated to making cities flourish to create the Plant Positivity Gardens: six gardens that add more than 50 varieties of native plant species to the existing 8,000 square metres of gardens across Evergreen Brick Works. This partnership created new spaces for people to reflect, socialize and learn more about the natural world. Further, the themed gardens contribute to a thriving community and educational space where people can experience sustainable practices that make cities flourish;

•	We employ and continuously improve, sustainable growing and business practices to provide efficiencies, cost reduction benefits and lessen our impact on the environment, including:

o	Reducing the plastic and cardboard used in secondary packaging across all products targeting saving in excess of 35% net packaging weight;

o	Utilizing computerized systems to monitor and reduce water usage, and collection and cleaning of run-off water so that it can be safely reused;

o	Co-generating electricity, hot water, CO2 and cold water which is more efficient and reduces impact on local communities; and

o	Capturing and cleaning the CO2 from the exhaust and adding it into the greenhouse to promote plant growth and reduce our carbon footprint;

•

Our Charter Agreement with Drug Free Kids Canada, a Canadian non-profit organization providing parents with evidence-based information about youth and substance use while promoting frequent, balanced parent-youth discussions about drugs and participation in the Global Cannabis Partnership, reflect our ongoing commitment to the safety of our communities through education, responsible use, and meaningful responsible corporate citizenship in our industry; and

•

We recently launched Aphria Educates, a program aimed to educate Canadians on responsible and safe use of cannabis products. The first initiative was a two-city educational panel in conjunction with Drugs Free Kids Canada.

⬛ Regulatory Overview

Canadian Federal Regulatory Framework

Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was permitted and it was regulated by the Access to Cannabis for Medical Purposes

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Regulations (the “ACMPR”) made under the Controlled Drugs and Substances Act (Canada) (the “CDSA”). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the cultivation, processing, sale and distribution of cannabis (including cannabis oil extract) in Canada. On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use.

The Cannabis Act provides a licensing and permitting scheme for the production, testing, packaging, labelling, distribution, delivery, transportation, sale, possession and disposal of cannabis for medicinal and non-medicinal use (i.e., adult-use), implemented by the Cannabis Regulations made under the Cannabis Act. The Cannabis Act maintains separate provisions governing cannabis for medical purposes and importation and exportation of cannabis for medical or scientific purposes.

The Cannabis Regulations, among other things, set out requirements relating to the following matters:

Licensing

The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery), processing licences (standard processing and micro-processing) and sale (sale for medical purposes). Different licences and each subclass therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each subclass. Initially, under this legislative regime, saleable classes of cannabis were dried cannabis, fresh cannabis, cannabis oil, cannabis plants and cannabis plant seeds. As of October 17, 2019, cannabis extracts, cannabis topicals and cannabis edibles can also be sold. Cannabis oil will cease to be a separate class of saleable cannabis effective October 17, 2020 and will be subsumed within other classes of cannabis (e.g. cannabis extracts or edible cannabis), depending on the details of how the particular cannabis product is packaged, the THC content and the presence of other ingredients.

The Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis. Outdoor cultivation significantly reduced the barrier to entry as it reduced the demands on start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licensees, including: (i) individuals occupying a “key position” within the licensee; (ii) directors, officers and individuals who exercise, or are in a position to exercise, direct control over a corporate licensee; (iii) directors and officers of any corporation that exercises, or is in a position to exercise, direct control over a corporate licensee; and (iv) certain other individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister on a case-by-case basis.

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Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Minister introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to submit monthly reports to the Minister, among other things. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Act provides the Minister with the authority to make a ministerial order that would require licensees to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Cannabis Products

Saleable classes of cannabis are regulated by the Cannabis Act and are generally uniform across Canada, although certain provinces enacted legislation limiting sale of certain classes of cannabis to medical users. The Cannabis Act allows sale of dried cannabis, fresh cannabis, cannabis oil, cannabis plants, cannabis seeds, cannabis extracts, cannabis topicals and cannabis edibles. Cannabis oil will cease to be a separate class of saleable cannabis effective October 17, 2020 and will be subsumed within other classes of cannabis (e.g. cannabis extracts or edible cannabis), depending on the details of how the particular cannabis product is packaged, the THC content and the presence of other ingredients.

The Cannabis Regulations set out the requirements for cannabis products to be sold at the retail level, including THC content and net quantity of cannabis products.

Packaging, Labelling and Promotion

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products which are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements include plain packaging for cannabis products, as well as packaging that is tamper-evident and child-resistant.

The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the licensed cultivator or processor (depending on the cannabis product); (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent colour. In addition to the brand name, only one other brand element (e.g., logo, design or slogan) can be displayed. Cannabis extracts, cannabis topicals and cannabis edibles are subject to these same general restrictions, as well as specific labelling requirements for each class of product. Certain packaging standards for cannabis extracts are more strict than those previously imposed on cannabis oils; any current packaging that is non-compliant must be sold before October 17, 2020.

The Cannabis Act generally restricts the promotion of cannabis. Subject to a few exceptions, all promotions of cannabis are prohibited unless authorized by the Cannabis Act.

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Health Products and Cosmetics Containing Cannabis

Products that display health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products and medical devices must receive marketing authorization from Health Canada prior to launch. Cannabis cannot be marketed as a natural or non-prescription health product, as it is currently included on the Human and Veterinary Prescription Drug List (the “PDL”). While Health Canada previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based drug products that are authorized by Health Canada were studied, authorized and used in specific conditions. While these authorized products contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty since use of prescription drugs would be under the supervision of healthcare practitioners who would monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

As a result of the coming into force of the Cannabis Act, cannabis, as defined in Subsection 2(1) of the Cannabis Act, has been added to Health Canada’s “Cosmetic Ingredient Hotlist”, the list of prohibited substances for use in cosmetic products. Furthermore, the Cannabis Regulations prohibit the promotion of cannabis and the making of claims for cannabis products that could create the impression that health or cosmetic benefits may be derived from their use.

Cannabis for Medical Purposes

With the Cannabis Act and the Cannabis Regulations coming into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Under Part 14 of the Cannabis Regulations, patients maintain three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensees holding a licence to sell for medical purposes; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as plants or seeds, must be obtained from licensees. It is possible that (ii) and (iii) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition and results of operations. However, management of the Company believes that many patients may be deterred from opting to proceed with options (ii) or (iii) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

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Provincial and Territorial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of adult use cannabis and related matters by the federal government, the provinces and territories of Canada maintain authority to regulate other aspects of adult recreational use cannabis (as is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements, places where cannabis can be consumed and a range of other matters.

At present, the Company entered into supply agreements with provincial control boards and provincially licensed private retailers, as applicable, across all ten provinces of Canada and the Yukon Territory.

All Canadian provinces and territories implemented regulatory regimes for the distribution and sale of cannabis for recreational purposes. There are essentially three general frameworks: (i) private cannabis retailers licensed by the province; (ii) government-run retail stores; or (iii) a combination of both frameworks. Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In many cases, the provinces and territories that have or propose to have licensed private retailers have or will have a government-run distributor. Such licensed private retailers are or will be required to obtain their cannabis products from such a distributor, while the distributors, in turn, acquire the cannabis products from the federally licensed cultivators and processors. In addition, all provinces and territories have established a minimum age to purchase recreational cannabis of 19 years old, except Québec, where the minimum age is 21, and Alberta, where the minimum age is 18.

Alberta: In Alberta, recreational cannabis products are sold by licensed private retail stores that receive their products from a government-run distributor (the Alberta Gaming, Liquor and Cannabis Commission (“AGLC”)). Cannabis products are also sold online by the AGLC’s online store.

British Columbia: In British Columbia, recreational cannabis products are sold by both public and licensed private retail stores that receive their products from a government-run distributor (the British Columbia Liquor Distribution Branch (“BCLDB”)). Cannabis products are also sold online by the BCLDB’s online store.

Manitoba: In Manitoba, recreational cannabis products are sold in stores and online by licensed private retailers that receive their products from a government-run distributor (the Manitoba Liquor and Lotteries Corporation).

New Brunswick: In New Brunswick, recreational cannabis products are sold in public retail stores and online by Cannabis NB, a subsidiary of the government-run New Brunswick Liquor Corporation. A government-run distributor, the New Brunswick Cannabis Management Corporation, distributes recreational cannabis products in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis products are sold by licensed private retail stores that receive their products from federally licensed cultivators and processors authorized by the government-run Newfoundland and Labrador Liquor Corporation (the “NLC”). Cannabis products are also sold online by the NLC’s online store.

Northwest Territories: In the Northwest Territories, recreational cannabis products are sold by licensed private retail stores that receive their products from a government-run distributor (the Northwest Territories’ Liquor and Cannabis Commission (the “NTLCC”)). Cannabis products are also sold online by the NTLCC’s online store.

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Nova Scotia: In Nova Scotia, recreational cannabis products are sold in public retail stores and online by the government-run Nova Scotia Liquor Corporation (“NSLC”). The NSLC also distributes recreational cannabis products in the province.

Nunavut: In Nunavut, recreational cannabis products can be sold by both public and licensed private retail stores that receive their products from either a government-run distributor (the Nunavut Liquor and Cannabis Commission (the “NULC”)) or the NULC’s authorized agents. Cannabis products can also be sold online by the NULC and its authorized agents’ online stores.

Ontario: In Ontario, recreational cannabis products are sold by licensed private retail stores that receive their products from a government-run distributor (the OCS). Cannabis products are also sold online by the OCS’ online store.

Prince Edward Island: In Prince Edward Island, recreational cannabis products are sold in public retail stores and online by the government-run PEI Cannabis Management Corporation (the “PEICMC”). The PEICMC also distributes recreational cannabis products in the province.

Québec: In Québec, recreational cannabis products are sold in public retail stores and online by the Société québécoise du cannabis (the “SQDC”), a subsidiary of the government-run Société des alcools du Québec. The SQDC also distributes recreational cannabis products in the province.

Saskatchewan: In Saskatchewan, recreational cannabis products are sold in stores and online by licensed private retailers that receive their products from either private distributors permitted by the government-run Saskatchewan Liquor and Gaming Authority (the “SLGA”) or federally licensed cultivators and processors registered with the SLGA.

Yukon: In Yukon, recreational cannabis products can be sold by both public and licensed private retail stores that receive their products from a government-run distributor (the Yukon Liquor Corporation (the “YLC”)). Cannabis products are also sold online by the YLC’s online store.

Certain of the foregoing jurisdictions limit a federally-licensed cultivator or processor (and its affiliates) to holding one retail store authorization, for a store which must be located at the site listed on the cultivator’s or processor’s federal licence. The term “affiliate” is broadly defined by regulation, and includes a person over which the federally licensed cultivator or processor has any direct or indirect influence that, if exercised, would result in control in fact of the person.

⬛ Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition, results of operations and prospects may suffer significantly.

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Risks Related to the Company’s Business and the Cannabis Industry

Reliance on Licences

The Company’s ability to cultivate, process, and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada is dependent on maintaining the Licences with Health Canada. Failure to comply with the requirements of the Licences or any other subsidiary licences or any failure to maintain the Licences or subsidiary licences may have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. There can be no guarantees that Health Canada will extend or renew the Licences as necessary or, if it extended or renewed, that the Licences will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licences or should it renew the Licences on different terms, the business, financial condition, results of operations and prospects of the Company may be materially adversely affected.

Highly Regulated Industry

The Company operates in a highly regulated and rapidly evolving market. The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. The Company’s operations are subject to a variety of laws, regulations, guidelines and policies, whether in Canada or elsewhere, relating to the cultivation, manufacture, import, export, management, transportation, storage, packaging/labelling, advertising and promotion, sale, health and safety and disposal of cannabis, including, but not limited to, the Cannabis Act, any regulations thereunder, and laws, regulations, guidelines and policies relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment, and applicable stock exchange rules and regulations. Any amendment to or replacement of existing laws, regulations, guidelines or policies may cause adverse effects to the Company’s operations. The risks to the Company’s business represented by subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals required may significantly delay or impact the development of the Company’s business and operations and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Any potential non-compliance could cause the Company’s business, financial condition, results of operations and prospects to be adversely affected. Further, any amendment to or replacement of the Cannabis Act and other applicable rules and regulations governing the Company’s business activities may cause adverse effects on the Company’s business, financial conditions and results of operations.

The federal legislative framework pertaining to the Canadian adult-use cannabis market is still very new. In addition, the governments of every Canadian province and territory have implemented different regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that the legislative framework regulating the cultivation, processing, distribution and sale of cannabis for adult-use purposes will not be amended or replaced or that any current legislation will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis

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market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition, results of operations and prospects.

Further, as the commercial cannabis industry is a relatively new industry in Canada, we anticipate that regulations governing cannabis in Canada will be subject to change as the Canadian federal government monitors licensees in action. Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations could subject the Company to regulatory or agency proceedings or investigations and may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include damage awards, fines, penalties or corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation and no assurance can be given that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company’s business, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities.

Health Canada inspectors routinely assess the Company’s facilities against the Cannabis Act and its regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to routine inspections. The Company follows all regulatory corrections in response to inspections in a timely manner. If the Company fails to comply with applicable laws, regulations and guidelines, the Company may incur additional costs or penalties, or the Company’s operations may be restricted or shut down.

In addition, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or any of the jurisdictions in which the Company operates could result in an increase in taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect. Due to the complexity and nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favorably, it may have a material adverse effect on the Company.

Laws and Regulations Governing Cannabis in Foreign Jurisdictions

The Company’s ability to achieve its business objectives in foreign jurisdictions is contingent, in part, upon its compliance with regulatory requirements enacted by governmental authorities and the Company obtaining all regulatory approvals, where necessary, for the sale of its products. The Company

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cannot predict the impact of the compliance regime that countries such as Germany, Italy, Malta, Colombia or Argentina are implementing and the method in which their governmental authorities will implement the adult-use or medical cannabis industry. Similarly, the Company cannot predict how long it will take to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of the various compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company currently incurs and will continue to incur ongoing costs and obligations related to regulatory compliance. A failure on the Company’s part to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on its operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign Investment in Cannabis Companies

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In the U.S., there have been certain instances of U.S. Customs and Border Protection preventing citizens of foreign countries from entering the U.S. for reasons related to the cannabis industry.

Operations in Foreign Jurisdictions

The Company maintains operations in various emerging markets and may have operations in additional foreign jurisdictions in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression; war or civil war; social and labor unrest; organized crime; corruption and fraud; title and property disputes; hostage-taking; terrorism; violent crime; expropriation and nationalization; public health crises including epidemics, pandemics or outbreaks of new illnesses, infectious diseases or viruses (including, most recently, the novel coronavirus (COVID-19)); renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; changing political norms; banking and currency controls; and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions (temporary or otherwise) on production, price controls, export controls, currency remittance, importation of product and supplies,

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income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use, workplace safety, permitted public activities, domestic and international travel and permitted commercial operations. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

As an import business, CC Pharma remains highly dependent on open international, and more specifically EU member states borders. Any changes to EU member states border or export policies will have a material impact on CC Pharma’s ability to purchase products and replenish supply, which will in turn, given our low level of inventory in comparison to monthly revenues, have a material impact on our revenues.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to our operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations and prospects.

Public Health Crises

A public health crisis, such as local, regional, national or international epidemics, pandemics or outbreaks of illnesses, infectious diseases or viruses (including COVID-19) could cause interruptions to the Company’s operations, increase operating expenses, result in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred. Depending on its severity and reach, such an event could affect the Company’s workforce resulting in the inability to continue to operate the Company’s production facilities. Further, the Company’s operations could be adversely affected if its supply partners, contractors, customers and/or transportation carriers were prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. In addition, a health crisis, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price and demand for the Company’s products, the market for the Company’s securities and/or its ability to obtain financing.

In particular, as of the date of this Annual Information Form, the full extent of the effects of COVID-19 are unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of the Company’s products and adversely impact the Company’s business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The effects of the pandemic on the Company’s international operations contributed to the Company recording an impairment loss. The Company is actively assessing and responding, where possible, to the potential impact of the COVID-19 pandemic. The Company continued its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees.

In addition, at this time, persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company’s cannabis sales. It is difficult to predict how

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the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus, the duration of the outbreak and the actions to contain its impact.

Inflation in Emerging Markets

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

Acquisition or Use of Properties in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation, tax and public health matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such

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changes may adversely affect the Company’s business, financial condition, results of operations and prospects.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company maintains no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Corruption and Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition, results of operations and prospects.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

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Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of adult-use or medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects and could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of adult-use or medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, pests, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on Cultivation Facilities

The cultivation Licences held by the Company are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the Company’s business, financial condition, results of operations and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on the Company’s ability to continue operating under the Licences or the prospect of renewing the Licences. All facilities continue to operate with routine maintenance. The Company will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The Company’s operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party transportation services. This can cause logistical problems with and delays in patients and customers obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s business, financial condition, results of operations and prospects.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach, including any failure to

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comply with recommendations or requirements of Health Canada for the transportation of cannabis, could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the U.S., the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the U.S., may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact the Company’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, results of operations and prospects.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its executive management. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of member of the Company’s executive management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

Further, as licensees under the Cannabis Act, the Company’s officers and directors and each member of executive management are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a member of the Company’s executive management to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a member of the Company’s executive management leaves the Company, and the Company is unable to find a suitable replacement that maintains a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of a member of the Company’s executive management, these agreements cannot assure the continued services of such employees.

In addition, the COVID-19 pandemic imposes a high risk to all of the Company’s activities, including the potential that an executive team member may become ill and the Company’s ability to continue to rely on its key personnel throughout the pandemic. The Company established a policy to diligently monitor

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developments relating to the COVID-19 pandemic and its impact on the Company’s personnel and the Company established contingency plans in the event members of its executive team are negatively impacted by the virus.

Limited Operating History

The Company did not generate revenue from the sale of cannabis products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a manufacturer and distributor of products designed to be ingested or vaporized by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

Recent Announcements and Risks Regarding Vaporizer Products

On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Lung injuries associated with the use of cannabis derivative containing vaping liquid have also been reported in Canada resulting in certain provinces either banning or delaying the sale of vaping liquids and vaping products to consumers. In response, Health Canada issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of or prohibiting cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for the Company’s vaporizer

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products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company’s vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company’s products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the Company’s business, financial condition, results of operations and prospects.

Long-Term Health Impacts Associated with Use of Cannabis and Cannabis Derivative Products

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company’s cannabis and cannabis derivative products. The Company’s cannabis and cannabis derivative products should always be used only as specifically instructed by the Company on the packaging and associated product information or product insert prepared by the Company. Consumers should never modify cannabis products or cannabis derivative products or add substances to such products as this may result in increased health risks and unpredictable adverse reactions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company maintains detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the

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cannabis industry, as the Company’s profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a material adverse effect on the Company’s business, financial condition and results of operations.

Limited Standardized Research on the Effect of Cannabis

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this Annual Information Form or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company’s products.

Insurance Coverage

The Company maintains insurance to protect its assets, operations, directors and employees in Canada. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

The Company maintains additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Unfavorable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon

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consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition, prospects and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company’s products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Reputational Risk to Third Parties

The parties outside of the cannabis industry with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Growth Targets

The Company’s ability to continue the cultivation of cannabis products at the same pace as it is currently producing or at all, and the Company’s ability to continue to increase both the Company’s cultivation capacity and the Company’s production, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors or disruption, breakdowns, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes, storms or public health crises.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may

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increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Future Acquisitions or Dispositions

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Expansion Efforts and Operations

There is no guarantee that the Company’s expansion strategy (including receiving any required Health Canada or other regulatory approvals, licences and permits in a timely fashion, if at all) will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with nationally legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all.

The Company’s expansion into jurisdictions outside of Canada is subject to additional business risks, including new or unexpected risks or could significantly increase the Company’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition, as well as operational, regulatory, compliance and reputational and foreign exchange rate risk. In addition, future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

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The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations as anticipated. There is also no guarantee that the Company will be able to complete any of the foregoing activities at all. The Company’s failure to successfully execute its domestic or international expansion strategy (including receiving required regulatory approvals, licences and permits) could adversely affect the Company’s business, financial condition, results of operations and prospects and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Aphria. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

The Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera, and the Company’s June 2018 securities offering. At the

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present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. There have also been four actions commenced by individual plaintiffs in Canada against the Company and certain of its current and former officers alleging misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company is self-insured for the costs associated with any award or damages arising from such actions and entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company has $35,000,000 in coverage with the possibility of additional coverage for individual directors and officers on the occurrence of certain conditions. Such coverage may not be sufficient to cover any judgments against the Company.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the Company’s brand awareness, its ability to continually produce desirable and effective cannabis products and the successful implementation of customer-acquisition plans. The failure to acquire and

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retain customers could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, extraction equipment, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipate in order to be successful.

Contracts with Provincial and Territorial Governments

The Company expects to derive a significant portion of its future revenues from its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply agreements with certain Canadian provinces and territories are amended, terminated or otherwise altered, the Company’s sales and results of operations could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, not all of the Company’s supply contracts with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial or territorial wholesalers may purchase under the supply contracts may therefore vary from what the Company expects or planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial or territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, requires, imposes or expects a reduction on the price at which the product may be purchased, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Constraints on Marketing Products

The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, promotion, marketing and the use of logos and brand names may hinder the Company’s sales and marketing activities which could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. If the Company is unable to effectively market its products and compete for market share, or if the costs

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of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Information Technology Systems and Cyber-Attacks

The Company entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, public health crises, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation, business, financial condition, results of operations and prospects.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Security Risks

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the privacy of personal information, including records of a patient’s personal health information. Generally, these laws require the prior consent of an individual to collect, use and disclose that individual’s personal information. They also require that personal information be protected by appropriate safeguards, and that the Company restrict the handling of personal information to the minimum amount of personal information necessary to carry out permitted purposes. If the Company is found to be in violation of these privacy laws, or other laws governing patient health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase the Company’s liabilities, harm the Company’s reputation and have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. For instance, since November 30, 2019, the COVID-19 pandemic resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy of government and central bank interventions. It is not possible to reliably estimate the length and severity

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of these developments and the impact on the Company’s business, financial condition, results of operations and prospects.

Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

History of Losses

The Company incurred losses in prior periods. The Company may not be able to achieve or maintain profitability and may incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

Competition

The Company expects significant competition from other companies in light of the recent coming into force of the Cannabis Act. A large number of companies appear to be applying for cultivation, processing and sale licences, some of which may have significantly greater financial, technical, marketing and other resources than the Company, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. The Company’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to recognize higher margins through the sale of higher margin products. To the extent that the Company is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, the Company’s business, financial condition and results of operations could be materially and adversely affected.

In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company’s business, financial condition, results of operations and prospects.

Should the size of the cannabis market increase as projected the overall demand for products and number of competitors will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in obtaining sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

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Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Company’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Company’s business, financial condition, results of operations and prospects.

Unsolicited Takeover Proposals

The review and consideration of any takeover proposal may be a significant distraction for the Company’s management and employees and could require the expenditure of significant time and resources by the Company.

Moreover, any unsolicited takeover proposal may create uncertainty for the Company’s employees and this uncertainty may adversely affect the Company’s ability to retain key employees and to hire new talent. Any such takeover proposal may also create uncertainty for the Company’s customers, suppliers and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with the Company. The uncertainty arising from unsolicited takeover proposals and any related costly litigation may disrupt the Company’s business, which could result in an adverse effect on its business, financial condition and results of operations. Management and employee distraction related to any such takeover proposal also may adversely impact the Company’s ability to optimally conduct its business and pursue its strategic objectives.

Risks Related to the Company’s Common Shares

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

Market price fluctuations in the Common Shares may be due to the Company’s results of operations failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company, its competitors or, the government, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

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Risks Related to Dilution

The Company may issue Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The Board maintains discretion to determine the price and the terms of issue of further issuances. Issuances of the Company’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

The Company may sell equity securities in offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of such issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Sales of substantial amounts of the Company’s securities by the Company or its existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per Common Share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Dividends

The Company has not paid any dividends on the outstanding Common Shares, and the Company maintains no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. Additionally, the Company’s ability to pay dividends is currently restricted by the terms of its credit facilities with WFCU, which requires that dividends may only be paid after satisfaction of all terms, conditions and covenants contained therein. As a result, investors may not receive any return on an investment in the Common Shares unless they are able to sell their Common Shares for a price greater than that which such investors paid for them.

Regulated Nature of the Company’s Business May Impede or Discourage a Takeover

The Company requires and holds various licences to operate its business, which would not necessarily continue to apply to an acquiror of the Company’s business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for Common Shares, which, under certain circumstances, could reduce the market price of the Common Shares.

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Listing Standards of the TSX and Nasdaq

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and Nasdaq. If the Company fails to comply with listing standards and the TSX or Nasdaq delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Common Shares; (ii) reduced liquidity for the Common Shares; (iii) a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; (iv) a limited amount of news about us and analyst coverage of the Company; and (v) a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

TSX Restrictions

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to TSX listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017 0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX maintains the discretion to initiate a delisting review. Failure to comply with the Requirements could have an adverse effect on the Company.

Liquid Trading Market

The Company’s shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or Nasdaq or achieve listing on any other public listing exchange.

Foreign Private Issuer Status

The Company could lose its status as a foreign private issuer if more than 50% of its outstanding voting securities become directly or indirectly held of record by U.S. residents and any of the following is true: (i) the majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the U.S.; or (iii) the Company’s business is administered principally in the U.S. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, the Company would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company would lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

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Passive Foreign Investment Company

The Company may be characterized as a passive foreign investment company (“PFIC”). Under the PFIC rules, for any taxable year that the Company’s passive income or the Company’s assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. holders, which may include having certain distributions on the Common Shares and gains realized on the sale of Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of Common Shares and certain distributions. Based on current business plans and financial expectations, although there can be no assurance, the Company expects that it will not be a PFIC for the Company’s current taxable year and expect that it will not be a PFIC for the foreseeable future.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Common Shares, but these elections may be detrimental and/or unavailable to the shareholders under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC.

⬛ Dividends

The Company has not paid dividends in the past on any class of its securities.

As of the date of this Annual Information Form, the Company maintains no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

⬛ Capital Structure

The Company is authorized to issue an unlimited number of Common Shares. As of May 31, 2020, there were 286,520,265 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the Board, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company adopted an omnibus long-term incentive plan (the “Omnibus Incentive Plan”) in 2018 following its approval by the shareholders of Aphria. Under the Omnibus Incentive Plan the Company is authorized to grant a variety of equity-based awards that provide different types of incentives to its directors, officers, senior executives and other employees of the Company (or a subsidiary of the Company), and consultants and service providers providing ongoing services to the Company and its affiliates. The Omnibus Incentive Plan facilitates granting of common share purchase options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”, and collectively with the Options and RSUs, the “Awards”). Under the Omnibus Incentive Plan, the maximum number of Common Shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding

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Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company, consisting of: (i) the former Amended and Restated Stock Option Plan and the former Amended and Restated DSU Plan, each approved at the Company’s annual and special meeting in 2017; and (ii) legacy options issuable in connection with Company’s acquisition of Nuuvera in March 2018. The aggregate number of Common Shares: (a) issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and (b) issued to insiders within any one-year period, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares.

⬛ Market for Securities

Trading Price and Volume

The Common Shares are listed and traded on the TSX and Nasdaq under the trading symbol “APHA”. The Common Shares began trading on The Nasdaq on June 8, 2020, prior to which they were traded on the NYSE in the United States. The following tables set forth trading information for the Common Shares on the TSX and NYSE for the months indicated, based on intraday trading numbers:

TSX	High Trading Price	Low Trading Price	Volume
May 2020	$6.23	$3.93	78,872,233
April 2020	$6.00	$3.94	79,112,640
March 2020	$5.06	$2.65	91,730,210
February 2020	$6.43	$4.45	52,908,836
January 2020	$7.87	$5.90	89,477,223
December 2019	$7.37	$6.02	45,617,901
November 2019	$7.12	$4.95	64,195,744
October 2019	$7.42	$5.90	63,327,078
September 2019	$9.38	$6.75	34,171,206
August 2019	$10.05	$6.64	60,235,752
July 2019	$9.18	$6.87	29,443,040
June 2019	$10.08	$8.39	40,082,530

NYSE	High Trading Price	Low Trading Price	Volume
May 2020	US$4.53	US$2.78	160,073,689
April 2020	US$4.30	US$2.79	141,767,346
March 2020	US$3.72	US$1.95	116,438,975
February 2020	US$4.85	US$3.31	104,629,080
January 2020	US$6.00	US$4.52	164,243,913
December 2019	US$5.61	US$4.52	90,854,043
November 2019	US$5.41	US$3.76	104,900,156
October 2019	US$5.70	US$4.23	142,205,721
September 2019	US$7.14	US$5.10	66,745,153
August 2019	US$7.60	US$5.02	158,033,172
July 2019	US$7.11	US$5.22	65,265,358
June 2019	US$7.60	US$6.29	66,619,346

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Prior Sales

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by Aphria during the twelve month period between June 1, 2019 and May 31, 2020:

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued

May 29, 2020	Deferred Share Units	N/A	38,526

March 26, 2020	Restricted Share Units	N/A	334,708

February 28, 2020	Deferred Share Units	N/A	45,360

February 11, 2020	Restricted Share Units	N/A	17,452

January 31, 2020	Warrants	$9.26	7,022,472

January 22, 2020	Restricted Share Units	N/A	1,239,444

November 30, 2019	Deferred Share Units	N/A	45,462

November 14, 2019	Options	$6.26	507,982

November 14, 2019	Restricted Share Units	N/A	307,805

October 17, 2019	Restricted Share Units	N/A	476,111

October 17, 2019	Options	$6.63	300,000

August 31, 2019	Deferred Share Units	N/A	35,752

August 7, 2019	Restricted Share Units	N/A	208,959

August 7, 2019	Options	$9.13	736,146

June 19, 2019	Restricted Share Units	N/A	17,500

June 19, 2019	Options	$9.15	300,000

June 01, 2019	Options	$9.70	50,000

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Escrowed Securities and Securities Subject to Restriction on Transfer

To the Company’s knowledge, none of the Company’s securities of any class held are subject to a contractual restriction or are being held in escrow.

Directors and Officers

Name, Occupation and Security Holding

The following table sets out, for each of the directors and executive officers of the Company, the person’s name, province or state and country of residence, position, principal occupation and, if a director, the date on which the person became a director. The term of each director of Aphria will expire on the date of the next annual meeting of shareholders of Aphria:

Name and Province or State and Country of Residence	Position with Aphria	Director of Aphria Since	Principal Occupation(s) for last Five Years
Irwin Simon New York, USA	Chief Executive Officer and Chair of the Board	December 27, 2018	Chief Executive Officer and Chair of Aphria Founder and Former President, Chief Executive Officer and Chairman of The Hain Celestial Group, Inc.

Carl Merton Ontario, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Aphria Former Chief Financial Officer of Reko International Group

Christelle Gedeon Ontario, Canada	Chief Legal Officer	N/A	Chief Legal Officer of Aphria Former Partner, Fasken Martineau DuMoulin LLP Former Associate, Fasken Martineau DuMoulin LLP

Denise Faltischek New York, USA	Chief Strategy Officer	N/A	Chief Strategy Officer of Aphria Former Senior Executive of The Hain Celestial Group, Inc.

James Meiers Florida, USA	Chief Operating Officer, Aphria Leamington	N/A	Chief Operating Officer, Aphria Leamington Former Senior Executive of The Hain Celestial Group, Inc.

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Name and Province or State and Country of Residence	Position with Aphria	Director of Aphria Since	Principal Occupation(s) for last Five Years

Hendrik Knopp Hamburg, Germany.	Managing Director of Aphria Germany GmbH (“Aphria Germany”), Aphria Rx and CC Pharma	N/A	Managing Director of Aphria Germany, Aphria Rx and CC Pharma Former Lawyer, WZR Legal and sole practitioner

Manfred Ziegler Wiggensbach, Germany	Chief Executive Officer, Managing Director of CC Pharma	N/A	Chief Executive Officer, Managing Director of CC Pharma

Klaus Becker Rheinland-Pfalz, Germany	Chief Financial Officer, Managing Director of CC Pharma	N/A	Chief Financial Officer, Managing Director of CC Pharma

Tamara Macgregor Ontario, Canada	Chief Corporate Affairs Officer	N/A

Chief Corporate Affairs Officer of Aphria

Former Vice President, Communications of Aphria

Former Vice President, Strategy Communications of Bayfield Strategy

Former Deputy Chief of Staff of Ontario Legislative

Former Director of Communication of PC Leadership

Jodi Butts(3) Ontario, Canada	Director	November 14, 2019	Corporate Director, self-employed Former Chief Executive Officer, Rise Asset Development

John M. Herhalt(1) Ontario, Canada	Director	September 14, 2018	Consultant, self-employed

David Hopkinson(2),(3) Madrid, Spain	Director	April 15, 2019	Global Head of Partnerships, Real Madrid Club de Futbol’s Former Chief Commercial Officer, Maple Leafs Sports & Entertainment

Tom Looney(1),(2) Connecticut, USA	Director	November 2, 2018	President, Diageo US Spirits & Canada

Renah Persofsky(3) Ontario, Canada	Director	October 25, 2017	Consultant, Strajectory Corporation

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Name and Province or State and Country of Residence	Position with Aphria	Director of Aphria Since	Principal Occupation(s) for last Five Years

Walter Robb(1),(2) Texas, USA	Director	April 15, 2019	Consultant, Stonewall Robb Advisors Former Chairman, Whole Kids Foundation and Whole Cities Foundation Former Co-Chief Executive Officer, Whole Foods Market

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

As of the date of this Annual Information Form, the Company’s directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over 304,142 Common Shares, representing approximately 0.1% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the director and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

The following is a summary biography of each of the directors and executive officers of Aphria:

Irwin Simon

Chief Executive Officer and Chairman

Irwin Simon has served as chairman of the Board of Directors of Aphria since December 26, 2018 and CEO of Aphria since March 2019. Prior to his tenure at Aphria, he founded The Hain Celestial Group, Inc. (the “Hain Celestial”) (Nasdaq: HAIN) a leading organic and natural products company in 1993. As Founder, President, Chief Executive Officer and Chairman, Mr. Simon led Hain Celestial for more than 25 years and grew the business to USD $3 billion in net sales with operations in North America, Europe, Asia and the Middle East. Mr. Simon has more than 30 years of business experience spanning many domestic and international leadership and operating roles.

Carl Merton

Chief Financial Officer

Carl Merton has over 25 years of financial and business experience, spending almost 12 years combined with Ernst & Young LLP and KPMG LLP (“KPMG”) prior to serving as Vice-President, Special Projects of Atlas Tube Canada ULC, Chief Financial Officer of Reko International Group Inc. (TSXV:REK) and Chief Financial Officer of Aphria. Mr. Merton is a Chartered Professional Accountant, Chartered Accountant and is a Fellow of the Canadian Institute of Chartered Business Valuators (the “CICBV”). As the Chief Financial Officer of Aphria, Mr. Merton is responsible for leading strategic discussions, acquisitions and divestitures, budgeting, financing, financial reporting and internal controls. Mr. Merton holds an Honours Bachelor of Commerce in Sports Administration from Laurentian University. In addition, Mr. Merton is a member of the Board of Directors of Tetra Bio Pharma Inc., an investee of the Company, and Chair of their Audit Committee, a former board member and Chair of the Audit Committee of Motor City Community Credit Union and served as a past Chair of the CICBV and was the Founding Chair of the International Association of Professional Business Valuators.

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Christelle Gedeon

Chief Legal Officer

Dr. Christelle Gedeon, Chief Legal Officer has spent her entire career in the life sciences and pharmaceutical industry which positioned her as a leader in the cannabis industry. Prior to joining Aphria, Christelle Gedeon was a Partner at Fasken Martineau DuMoulin LLP, a prominent Bay Street law firm where her practice focused on the life sciences industry, advising on intellectual property matters, regulated products under the Food and Drugs Act (Canada) and general corporate commercial matters. Dr. Gedeon received her LL.B./B.C.L. from McGill University and holds a Ph.D. in clinical pharmacology and toxicology from the University of Toronto. Dr. Gedeon is called to the bar in the Province of Québec and Ontario. She is also a licensed trademark agent and is currently the Chair of the Canadian Association of Professionals in Regulatory Affairs.

Denise Faltischek

Chief Strategy Officer

Prior to joining Aphria in September 2019, Denise Faltischek served as the Executive Vice President and Chief Strategy Officer of Hain Celestial. An executive with extensive consumer-packaged goods experience, Ms. Faltischek oversaw the successful completion of more than 50 acquisitions and strategic transactions. As Chief Strategy Officer, Ms. Faltischek oversees Aphria’s global strategy as the Company scales its operations internationally and explores opportunities in the United States. Ms. Faltischek also oversees Aphria’s medical and international businesses, as well as the quality function.

James Meiers

Chief Operating Officer, Aphria Leamington

James Meiers joined the Company in May 2019 and is primarily responsible for the oversight of the Company’s operations in Leamington, Ontario. Prior to joining Aphria, Mr. Meiers worked at Hain Celestial, where he was a senior executive. Over his 14-year tenure at Hain Celestial, he held various executive roles including President Celestial Seasonings, Hain Celestial Personal Care, Chief Executive Officer Hain Pure Protein and Chief Supply Chain Officer of Hain Grocery & Snacks. Mr. Meiers has over 30 years of supply chain experience and general management for consumer-packaged goods companies, including H.J. Heinz Company and Kraft Food Group.

Hendrik Knopp

Managing Director of Aphria Germany, Aphria Rx and CC Pharma

Hendrik Knopp serves as Managing Director of Aphria Germany, Aphria Rx and CC Pharma. CC Pharma is a leading German pharmaceutical parallel import company distributing medical products into more than 24 countries. Prior to joining Aphria, Mr. Knopp practiced as a lawyer and partner for 19 years for highly regulated businesses in the Gaming-, IT- and Automotive Industry. From 2006 to 2011 he worked as European Director Marketing at Bwin.Party PLC and was Co-founder of various international telecommunication startups in the area of 3D printing, eGaming, eCommerce and supply chain management.

Manfred Ziegler

Chief Executive Officer, Managing Director of CC Pharma

Dr. Manfred Ziegler serves as Chief Executive Officer, Managing Director of CC Pharma, a leading German pharmaceutical parallel import company distributing pharmaceuticals and medical products

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into more than 24 countries. Before joining CC Pharma, Dr. Ziegler worked in various companies in the automotive, food and medical industries.

Dr. Ziegler is an experienced managing director and founded, built up and managed several companies in the aforementioned industries both nationally and internationally. This also gives him a large network of contacts and experience. In the past, Dr. Ziegler successfully modeled and repositioned a wide variety of business models.

Klaus Becker

Chief Financial Officer, Managing Director of CC Pharma

Klaus Becker serves as Chief Financial Officer, Managing Director of CC Pharma, a leading German pharmaceutical parallel import company distributing pharmaceuticals and medical products into more than 24 countries. Before joining CC Pharma, Mr. Becker had held financial leadership positions in companies for 21 years, mostly in the German and European fast-moving consumer goods industry, including serving as the Chief Financial Officer of MUH Arla eG for eight years. From 2012 to 2015, Mr. Becker was a member of the Arla Foods Deutschland management team and responsible for PMI and SAP implementation for business processes in 7 dairies in Germany and the Netherlands. Mr. Becker is also the former Head of Commercial Finance for the German/Belgium/France/Netherlands business for ARLA Central Europe division (revenue €2.5 billion).

Tamara Macgregor

Chief Corporate Affairs Officer

Tamara Macgregor oversees Aphria’s corporate and brand PR and social, government relations and corporate social responsibility. Prior to joining Aphria in 2018, Ms. Macgregor was Vice-President at a public relations firm that specialized in financial communications. She also spent nearly a decade in the Health & Pharmaceutical sector, leading teams in the execution of public relations and consumer marketing programs. In addition to providing strategic communications counsel to national and global not-for-profit, consumer and pharmaceutical clients, Ms. Macgregor has led a number of drug reimbursement and health advocacy programs. Over the last 20 years, Ms. Macgregor has worked within all three levels of Canadian government and possesses experience working with and managing political campaigns in Canada, the United States and Mexico.

Jodi Butts

Director

Jodi Butts is a lawyer, entrepreneur, and a seasoned executive with a strong track record in driving positive change and growth within leading organizations. Previously, Ms. Butts served as Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital. Currently, Ms. Butts serves as an independent member of the Board of Directors of Canada Goose Inc.; a member of the Board of Directors of Dot Health; a member of the Board of Governors and Audit Committee of the University of Windsor; and a member of the Walrus Foundation Board of Directors and Risk Management Committee. She also holds several Board Advisory roles including with Bayshore Home Healthcare and the World Health Innovation Network at the University of Windsor.

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John M. Herhalt

Director and Chair of the Audit Committee

John M. Herhalt is a FCPA (FCA) and a retired partner from KPMG with over 40 years of experience providing a wide variety of advisory and audit services to a range of clients. He worked across several industry sectors including automotive manufacturing, consumer products, infrastructure, power and utilities and the public sector. During his time with KPMG, Mr. Herhalt served as Canada’s national advisory leader, national public sector leader, and KPMG International’s global head of infrastructure, government and health care sectors providing subject matter advice and support to various KPMG member firms and their clients on a variety of projects in the Americas, Europe, Middle East and Asia. After retiring from KPMG, Mr. Herhalt continued to provide management consulting services on a part-time basis and serves as a director on several boards.

David Hopkinson

Director

David Hopkinson serves as Real Madrid Club de Futbol’s (“Real Madrid”) Global Head of Partnerships. Mr. Hopkinson joined Real Madrid in August 2018 and brings his 25 years of professional sports sales, marketing and leadership experience to Aphria. Mr. Hopkinson began his career in professional sports in Toronto, Ontario, Canada where he ascended from an entry-level day one employee with the National Basketball Association’s Toronto Raptors (the “Raptors”) to Chief Commercial Officer of Maple Leaf Sports and Entertainment, who are owners of the Raptors as well as the National Hockey League’s Toronto Maple Leafs, Major League Soccer’s Toronto FC, the Canadian Football League’s Toronto Argonauts and the NBA 2K League’s Raptors Uprising e-sports team. He also served on the Chancellor’s Advisory Committee for McGill University in Montreal, Québec, Canada. In 2012, Mr. Hopkinson was awarded the Queen Elizabeth II Diamond Jubilee Medal in recognition of his contributions to Canada.

Tom Looney

Director

Tom Looney is the former President of Diageo US Spirits & Canada (“Diageo”). In this position Mr. Looney maintained full responsibility for the growth and development of the Company’s spirits business in the United States & Canada including brands such as Smirnoff, Crown Royal, Baileys, Johnnie Walker, Captain Morgan and Ketel One. Mr. Looney was also a member of Diageo’s North American Executive Team. Mr. Looney’s career spans 30 plus years in the beverage alcohol industry. Previously, Mr. Looney held the position of President, Diageo Beer Company overseeing U.S. sales, finance, marketing and innovation teams. Prior to that, Mr. Looney was Chief Commercial Officer where he oversaw the pricing strategy, business analytics and commercial marketing functions across spirits, beer and wine for North America. Mr. Looney also held a variety of roles in finance, customer marketing and strategy roles, including SVP of global business support. He also maintained responsibility for new business development in North America where his responsibilities included M&A work and route to consumer strategy development. During his time with Diageo, Mr. Looney delivered sustainable growth; through delivery of innovation brands; resourced top talent; built organizational capability; led several reorganizations to successful integration; developed and enhanced long-standing relationships with distributor and retail customers and helped to build Diageo’s brands with consumers. Mr. Looney graduated from University of Florida Warrington School of Business and subsequently attended executive training courses at Wharton School of Business for Finance and Marketing.

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Renah Persofsky

Vice Chairman (Lead Director) and Chair of the Nominating and Governance Committee

Renah Persofsky, ICD.D, has over 40 years of business experience. She is presently the Vice-Chair and Lead Director of Aphria, the Chairman of BookJane, an innovative technology platform that enhances the opportunity of the gig economy in the healthcare space, and the Chairman of Green Gruff, a start-up that produces organic and sustainable dog supplements. Ms. Persofsky also acts as an executive consultant at CIBC where she advises the bank on strategy and oversees the execution of high profile initiatives. In her career, Ms. Persofsky has been an executive consultant to many iconic brands including Tim Hortons, Canadian Tire, Canada Post and Interac, and was an executive officer of the Bank of Montreal. Ms. Persofsky is a global leader in e-commerce and has co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, as well as serving as a special advisor to the Minister of Foreign Affairs and Trade.

Walter Robb

Director and Chair of the Compensation Committee

An investor, mentor and advisor to the next generation of American food companies, former co-CEO of Whole Foods Market Walter Robb has a long and varied entrepreneurial history, ranging from natural food retailer to farmer to consultant. Mr. Robb joined Whole Foods Market in 1991 and in 2010 was named co-CEO along with John Mackey, at which time he joined the Whole Foods Market Board of Directors. He is a passionate advocate for greater food access in underserved communities and founded the Whole Kids Foundation during his tenure as Co-CEO. In 2017, Mr. Robb transitioned his leadership focus to mentoring and supporting the next generation of entrepreneurs through the creation of Stonewall Robb Advisors. Mr. Robb is an Executive in Residence at S2G Ventures and serves on the Board of Directors for Union Square Hospitality Group, The Container Store, FoodMaven, Hungry, HeatGenie, Aphria, and Apeel Sciences.

Cease Trade Orders or Bankruptcies

To the knowledge of Aphria, no director or executive officer of Aphria is, as at the date hereof, or has been, within the ten years before the date hereof, a director, a chief executive officer or chief financial officer of any company that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued:

•	while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Aphria, no director or executive officer of Aphria, or shareholder holdings a sufficient number of securities of Aphria to affect materially the control of Aphria:

•

is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or

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instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•

has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To the knowledge of Aphria, no director or executive officer of Aphria, or a shareholder holding sufficient number of securities of Aphria to affect materially the control of Aphria, has been subject to:

•

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or entered into a settlement agreement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of one or more of its directors or officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws and our Company policies. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who maintains such a conflict will abstain from voting for or against the approval of such participation as required by applicable law. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Legal Proceedings and Regulatory Actions

Other than as disclosed below, the Company is not aware of: (i) any legal proceedings to which the Company is or was a party, or to which any of the Company’s property is subject, during the financial year ended May 31, 2020, which would be material to the Company or of any such proceedings being contemplated; (ii) any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation during the financial year ended May 31, 2020, or other penalties or sanctions imposed by a court or securities regulatory authority against the Company that would likely be considered important to a reasonable investor making an investment decision; or (iii) any settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended May 31, 2020.

On February 7, 2019, a proposed class action was commenced by Vecchio Longo Consulting Services Inc. (“Vecchio”) in the Ontario Superior Court of Justice against the Company and certain of its current or former officers, alleges statutory and common law misrepresentation and oppression relating to the LATAM and Nuuvera acquisitions (including the Company’s June 2018 securities offering). It seeks $1,675,000,000 in damages from the Company and certain current and former officers and/or directors,

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plus legal fees, disbursements and interest. The certification motion and leave to proceed motion for the secondary market claim under the Securities Act (Ontario) are scheduled for the week of October 26, 2020 but it is anticipated that the motions will be rescheduled to 2021. The Company intends to vigorously defend itself in this action.

There were three other proposed class actions that were commenced against the Company and certain of its current or former officers in December 2018 raising similar allegations relating to the LATAM acquisition. Two of the actions were stayed on June 19, 2019 in favour of the Vecchio claim and the third action was discontinued on July 29, 2019. There have been four actions commenced by individual plaintiffs in the Ontario Superior Court of Justice against the Company and certain of its current and former officers alleging statutory and common law misrepresentation relating to the LATAM and Nuuvera acquisitions. In one action, fraudulent misrepresentation is also claimed These actions were commenced in November 2019 and June 2020. No steps have been taken to date in those actions. The Company intends to vigorously defend itself in those actions.

On December 21, 2018, a proposed class action was commenced by Ranger et. al. in the Québec Superior Court against the Company and certain current and former officers and/or directors. The proposed class action claims damages for a breach of Article 1457 of the Québec Civil Code, secondary market misrepresentations, and conspiracy in relation to the LATAM and Nuuvera acquisitions. The plaintiffs are seeking unspecified monetary damages plus interest, additional indemnity, and full costs and expenses. The certification motion and the leave to proceed motion for the secondary market claim under the Securities Act (Québec) have not yet been scheduled. The Company intends to vigorously defend itself in this action.

On December 5, 6, and 7, 2018, four putative class action lawsuits were filed against the Company and certain of its current and former officers in the United States District Court for the Southern District of New York by Edvin Jakobsen, John Curkan, Anthony Gloschat, and James Florence as plaintiffs. These claims relate to alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. On March 27, 2019, the Court consolidated the four cases, appointed a lead plaintiff, Shawn Cunix, and appointed lead counsel for plaintiffs. On May 28, 2019, the lead plaintiff filed a consolidated amended complaint that added claims against additional officers and directors. The plaintiffs are seeking damages in connection with their respective purchases of Aphria securities during the class period. The Company and the individual defendants have moved to dismiss all claims in this case. The motion was heard on February 18, 2020 and the decision remains pending. All other proceedings in the case are stayed pending resolution of that motion. The Company intends to vigorously defend itself in this action.

Interest of Management and Others in Material Transactions

Other than as disclosed elsewhere in this Annual Information Form, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that materially affected or is reasonably expected to materially affect the Company.

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Transfer Agent and Registrar

The transfer agent and registrar of Aphria is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the twelve month period ending May 31, 2020 which are material or entered into before the twelve month period ending May 31, 2020 but are still in effect are:

•	the Licences;

•	the Note Indenture;

•	the Securities Purchase Agreement;

•	the Warrant Indenture; and

•	the Credit Facility.

Audit Committee Information

As of May 31, 2020, the Audit Committee of the Company consists of John M. Herhalt, Tom Looney and Walter Robb, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 - Audit Committees. Each of the Audit Committee members maintains an understanding of the accounting principles used to prepare Aphria’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of Aphria’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring Aphria’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of Aphria’s internal auditors. The Audit Committee has specific responsibilities relating to Aphria’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Aphria; and Aphria’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee’s charter is disclosed in Schedule A.

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Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company’s external auditors, PricewaterhouseCoopers LLP for the financial years ended May 31, 2019, and May 31, 2020:

Financial year end date	May 31, 2019	May 31, 2020
Audit Fees(1)	$780,000	$1,262,000
Audit Related Fees(2)	$90,000	$105,000
Tax Fees(3)	-	-
All Other Fees(4)	$226,000	$53,000

Notes:

(1)

Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	Prospectus fees.

Interests of Experts

PricewaterhouseCoopers LLP was appointed as the auditor of the Company on October 27, 2016. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular, prepared in connection with its most recent annual meeting of securityholders that involved the election of directors. Additional financial information about the Company is provided in the audited consolidated financial statements and management’s discussion and analysis of the Company for the year ended May 31, 2020.

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Schedule A – Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aphria Inc. (“Aphria”).

1.	PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and disclosure requirements;

•	ensuring that an effective risk management and financial control framework has been implemented and tested by management of Aphria; and

•	external audit processes.

2.	COMPOSITION AND MEMBERSHIP

(a)

The Board will appoint the members (“Members”) of the Committee, based on recommendations from the nominating and governance committee of the Board. The Members will be appointed to hold office until the next annual general meeting of shareholders of Aphria or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)

The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which Aphria’s securities are listed, including National Instrument 52-110 — Audit Committees. All Members will meet the criteria for independence established by the aforementioned laws and rules, including Rule 10A-3 of the Securities Exchange Act of 1934, as amended. In addition, each Member shall not have participated in the preparation of the financial statements of Aphria or any current subsidiary of Aphria at any time during the three years prior to joining the Committee and each Member will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

(c)

The Board will appoint one of the Members to act as the chairman of the Committee (the “Chairman”). The Executive Administrator of Aphria (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

(d)	At least one Member of the Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

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3.	MEETINGS

(a)

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)

At the request of the external auditors of Aphria, the Chief Executive Officer or the Chief Financial Officer of Aphria or any Member, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)

The Chairman, if present, will act as the chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee the Members in attendance may select one of the members to act as chairman of the meeting.

(d)

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)

The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee may meet in camera without members of management in attendance for a portion of each meeting of the Committee, as the Committee deems appropriate.

(f)

In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Aphria to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

Financial Reporting and Disclosure

(a)

review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

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(b)

review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c)

review with management of Aphria, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Aphria’s financial position and the results of its operations in accordance with IFRS, as applicable;

(d)

seek to ensure that adequate procedures are in place for the review of Aphria’s public disclosure of financial information extracted or derived from Aphria’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

(e)	review the minutes from each meeting of the Responsible Parties (as defined in Aphria’s corporate disclosure policy), since the last meeting of the Committee;

Internal Controls and Audit

(a)

review the adequacy and effectiveness of Aphria’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Aphria maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Aphria’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Aphria at any particular time;

(b)	satisfy itself that management has established adequate procedures for the review of Aphria’s disclosure of financial information extracted or derived directly from Aphria’s financial statements;
(c)

satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)	review and discuss Aphria’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;
(e)

review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Aphria’s risk management policies and procedures with regard to identification of Aphria’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Aphria;

External Audit

(a)

be solely responsible to recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Aphria, to set the compensation for the external auditors, and if necessary, to terminate the external auditors;

(b)	ensure the external auditors report directly to the Committee on a regular basis;
(c)

review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards which would take into account, among other matters, any relationships between the external auditor and Aphria or any of its subsidiaries;

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(d)	review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;
(e)	review the audit plan of the external auditors prior to the commencement of the audit;
(f)	establish and maintain a direct line of communication with Aphria’s external auditors, and if relevant, internal auditors;
(g)

meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present and the Committee deems appropriate;

(h)

oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team;

(i)

oversee the work of the external auditors appointed by the shareholders of Aphria with respect to preparing and issuing an audit report or performing other audit, review or attest services for Aphria, including the resolution of issues between management of Aphria and the external auditors regarding financial disclosure;

(j)

review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Aphria, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)

discuss with the external auditors their perception of Aphria’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)

discuss with the external auditors their perception of Aphria’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks, taking into account applicable laws and rules;

(m)

review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)

review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

Associated Responsibilities

(a)	review and approve Aphria’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Aphria; and

Non-Audit Services

(a)

pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

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5.	OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Aphria’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Aphria, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Aphria’s financial information or public disclosure.

6.	REPORTING

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The minutes of each meeting of the Committee will be available to the members of the Board, at their request.

7.	ACCESS TO INFORMATION; AUTHORITY AND LEGAL COMPLIANCE

The Committee will be granted unrestricted access to all information regarding Aphria that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Aphria’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with the external auditors, and if relevant, the internal auditors. The Committee will also establish procedures for the receipt, investigation, retention and treatment of complaints received by Aphria regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by Aphria’s employees of concerns regarding questionable accounting or auditing matters.

8.	REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

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